EXHIBIT 99.1

For Immediate Release 19-7-TR	Date:	February 12, 2019
TECK REPORTS UNAUDITED ANNUAL AND FOURTH QUARTER RESULTS FOR 2018

•	Record annual revenue of $12.6 billion
•	Record annual EBITDA1 2 of $6.2 billion
•	Record annual profit of $3.1 billion
•	QB2 project sanctioned for construction and US$1.2 billion partnering transaction announced

Vancouver, BC – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) reported record annual profit attributable to shareholders of $3.1 billion for 2018. In the fourth quarter, adjusted profit attributable to shareholders1 2 was $500 million ($0.87 per share) and profit attributable to shareholders was $433 million ($0.75 per share) compared with $680 million ($1.18 per share) and $740 million ($1.28 per share) a year ago.

“2018 was another very good year for Teck,” said Don Lindsay, President and CEO. “We achieved record earnings of $3.1 billion and record EBITDA of $6.2 billion, we were very pleased with the extremely successful start-up of production at Fort Hills and we announced the sanctioning of our Quebrada Blanca Phase 2 project and a US$1.2 billion partnering transaction. Our financial position remains very strong, leaving us well positioned for the coming year.”

Highlights and Significant Items

•	In 2018, we achieved records in annual profit attributable to shareholders of $3.1 billion, revenues of $12.6 billion and EBITDA of $6.2 billion.

•
Annual profit attributable to shareholders was a record $3.1 billion ($5.41 per share), compared with $2.5 billion ($4.26 per share) a year ago. Annual adjusted profit attributable to shareholders was $2.4 billion ($4.13 per share) compared with $2.5 billion ($4.36 per share) a year ago.

•
Adjusted profit in the fourth quarter was $500 million ($0.87 per share) compared with $680 million ($1.18 per share) in the fourth quarter of last year. Profit attributable to shareholders was $433 million ($0.75 per share) in the fourth quarter compared with $740 million ($1.28 per share) a year ago.

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

•
Our annual EBITDA was a record $6.2 billion in 2018 compared to $5.6 billion in 2017 and adjusted EBITDA[1] was $5.4 billion in 2018 compared with $5.7 billion in 2017. Adjusted EBITDA for the fourth quarter was $1.3 billion compared with $1.5 billion last year. EBITDA was $1.2 billion in the fourth quarter, compared with $1.6 billion a year ago.

•	In December, our Board approved the construction of the Quebrada Blanca Phase 2 (QB2) project, with first production targeted for the second half of 2021.

•
We also announced a transaction through which Sumitomo Metal Mining Co. Ltd. and Sumitomo Corporation will subscribe for a 30% indirect interest in the subsidiary that owns the QB2 project by contributing US$1.2 billion to the project. Additional payments are contingent on further development.

•
On February 11, 2019, we agreed with Posco Canada Limited (Poscan), pursuant to a reopener in the Greenhills joint venture agreement, to substantially increase the royalty paid by Poscan in respect of its 20% share of Greenhills coal production. At current coal prices the increase in the royalty will amount to approximately $90 million annually.

•	Our steelmaking coal operations achieved a quarterly production record of 7.3 million tonnes in the fourth quarter and set an annual record for total material moved in 2018.

•	Antamina achieved record annual combined copper and zinc concentrate production of 2.4 million tonnes in 2018.

•	Fort Hills achieved plant production of 201,000 barrels of bitumen per day in December, exceeding design nameplate capacity of 194,000 barrels per day.

•
As a result of a significant decline in global benchmark crude oil prices and a significant widening of Western Canadian Select (WCS) price differentials, we incurred a fourth quarter loss of $92 million in our energy business unit before depreciation, amortization and inventory write-downs.

•
In December, the Government of Alberta announced a temporary curtailment of provincial crude oil and bitumen production, effective January 1, 2019. Subsequent to this announcement, the spot WCS price differentials narrowed significantly from a high at US$52.55 per barrel to the current differentials of approximately US$10.50 per barrel.

•
In December, we paid a dividend of $0.15 per share consisting of a supplemental dividend of $0.10 per share and our regular base dividend of $0.05 per share, which totaled $86 million. In addition, our Board directed management to apply $400 million to the repurchase of Class B subordinate voting shares. To date, we have purchased approximately 8.5 million Class B subordinate voting shares for $247 million, of which $131 million was spent in the fourth quarter. As previously announced, our Board will consider an additional return of capital to shareholders on closing of the QB2 transaction.

•
In November 2018, we increased our US$3.0 billion committed credit facility to US$4.0 billion (undrawn at December 31, 2018) and extended the maturity date from October 2022 to November 2023. We also reduced our US$1.2 billion committed credit facility to US$600 million and extended the maturity date to November 2021.

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•	Our liquidity remains strong at $6.6 billion including $1.3 billion in cash at February 12, 2019 and US$4.0 billion of undrawn, committed credit facilities.

•
Moody’s upgraded our corporate family credit rating to investment grade in early January 2019 to Baa3 with a stable outlook from Ba1 with a positive outlook. We have credit ratings of BB+ with a positive outlook from each of S&P and Fitch.

•
In November we were named as one of Canada’s Top 100 Employers by Mediacorp for the second year in a row and in January 2019, we were recognized as one of the Global 100 Most Sustainable Corporations by Corporate Knights, a media and investment research company. Teck was the top-ranked company in the Metals and Mining category.

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This news release is dated as at February 12, 2019. Unless the context otherwise dictates, a reference to “Teck,” “the company,” “us,” “we,” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2017, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Our fourth quarter adjusted profit of $500 million was negatively affected by the significant decline in Western Canadian Select (WCS) heavy oil prices in the quarter and lower base metal prices compared with the fourth quarter of 2017. Partly offsetting these items were substantially higher steelmaking coal prices, which were underpinned by continued strong demand and supply constraints.

Fourth quarter average copper and zinc prices declined by 9% and 19%, respectively, compared with the same period a year ago. The decline in metal prices was even more significant when comparing closing prices between December 31, 2018 and 2017. For 2018, copper and zinc closed at approximately US$2.70 and US$1.10 per pound, respectively. In 2017, copper closed at a three-year high of US$3.25 per pound and zinc closed near a ten-year high of US$1.50 per pound.

Also in the fourth quarter, there was a significant decline in global benchmark crude oil prices and a significant widening of Canadian heavy blend differentials for WCS, which peaked at US$52.55 per barrel in October, largely due to limited export capacity.

As a result of the substantial declines in WCS heavy oil prices and base metals prices, we recorded negative pricing adjustments, significant inventory write-down charges and an operating loss from our interest in the Fort Hills oil sands mine in the fourth quarter.

Following year-end, prices for copper and zinc have stabilized. In addition, the WCS price differentials at Hardisty have narrowed significantly since December on increased demand and rail takeaway capacity, as well as the Government of Alberta-mandated production curtailments. For deliveries in the first quarter of 2019, we estimate heavy blend differentials for WCS at Hardisty to settle at approximately US$12.50 per barrel. In December, the Government of Alberta announced the curtailment of provincial crude oil and bitumen production effective January 1, 2019. Initially 325,000 barrels per day was to be reduced across the industry for the first quarter of 2019, which was subsequently revised to 250,000 barrels per day for the production months of February and March.

In early December, our Board approved the Quebrada Blanca Phase 2 (QB2) project for construction, with first production targeted for the second half of 2021. In addition, we announced that Sumitomo Metal Mining Co., Ltd. (SMM) and Sumitomo Corporation (SC) agreed to subscribe for a 30% indirect interest in Compañia Minera Teck Quebrada Blanca (QBSA), which owns 100% of the QB2 project, for US$1.2 billion plus certain additional contingent payments. The combination of proceeds from the transaction with SMM and SC and proposed project financing will reduce our share of equity contributions toward the un-escalated US$4.739 billion estimated capital cost of the QB2 project to approximately US$700 million, with our first contributions not required until late 2020. QB2 is one of the world’s premier undeveloped copper assets and the partnership with SMM and SC reduces our overall risk from
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our investment in the project, enhances the economics, preserves our ability continue to return capital to shareholders and improves our ability to pursue other investment opportunities.

On February 11, 2019, we agreed with Posco Canada Limited (Poscan), pursuant to a reopener in the Greenhills joint venture agreement, to substantially increase the royalty paid by Poscan in respect of its 20% share of Greenhills coal production. At current coal prices the increase in the royalty will amount to approximately $90 million annually.

Profit and Adjusted Profit

Profit attributable to shareholders in the fourth quarter was $433 million, or $0.75 per share, compared with $740 million, or $1.28 per share, in the same period a year ago.

Adjusted profit attributable to shareholders in the fourth quarter, taking into account the items identified in the table below, was $500 million, or $0.87 per share, compared with $680 million, or $1.18 per share, in the fourth quarter last year. The most significant adjusting items were a $24 million after-tax loss on the revaluation of our debt prepayment option and a $30 million after-tax asset impairment relating to capitalized exploration expenditures and Quebrada Blanca assets with the completion of mining activities in the fourth quarter.

Our adjusted profit declined by $180 million in the fourth quarter, primarily due to lower commodity prices when compared with a year ago. The lower prices resulted in pre-tax negative pricing adjustments of $32 million and triggered inventory write-down charges of $80 million in the period, primarily relating to Fort Hills and Quebrada Blanca. This compares with positive pricing adjustments of $62 million and a $25 million inventory provision reversal a year ago when commodity prices were higher. These items reduced after-tax profit by approximately $130 million in the fourth quarter compared with a year ago. In addition, despite plant performance exceeding expectations with average production of approximately 200,000 barrels per day in December, we incurred an operating loss at Fort Hills in the fourth quarter due to a significant decline in WCS heavy oil prices. These items were partly offset by higher steelmaking coal prices and a weaker Canadian dollar, which positively affected our profit in the period, as most of our revenues are realized in U.S. dollars.

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Profit and Adjusted Profit

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2018	2017	2018	2017

Profit attributable to shareholders	$433	$740	$3,107	$2,460
Add (deduct):
Debt purchase losses	–	–	19	159
Debt prepayment option loss (gain)	24	10	31	(38)
Asset sales	–	(4)	(809)	(5)
Foreign exchange (gain) loss	(3)	15	(8)	(4)
Environmental provisions	13	60	13	60
Asset impairments (reversals)	30	(100)	30	(100)
Other	3	(41)	(11)	(12)
Adjusted profit[1]	$500	$680	$2,372	$2,520
Adjusted basic earnings per share1 2	$0.87	$1.18	$4.13	$4.36
Adjusted diluted earnings per share1 2	$0.86	$1.16	$4.07	$4.30

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments, commodity derivatives, inventory write-downs, share-based compensation and changes in the discounted value of decommissioning and restoration costs at closed mines. Taken together, these items resulted in $61 million of after-tax losses ($89 million before tax) in the fourth quarter, or $0.11 per share. We do not adjust our reported profit for these regularly occurring items.

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FINANCIAL OVERVIEW	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except per share data)	2018	2017	2018	2017

Revenues and profit
Revenues	$3,247	$3,156	$12,564	$11,910
Gross profit before depreciation and amortization[1]	$1,411	$1,640	$6,104	$6,059
Gross profit	$1,011	$1,263	$4,621	$4,567
EBITDA[1]	$1,152	$1,563	$6,174	$5,589
Profit attributable to shareholders	$433	$740	$3,107	$2,460

Cash flow
Cash flow from operations	$1,352	$1,458	$4,438	$5,049
Property, plant and equipment expenditures	$666	$546	$1,906	$1,621
Capitalized stripping costs	$173	$178	$707	$678
Investments	$32	$160	$284	$309

Balance Sheet
Cash balances			$1,734	$952
Total assets			$39,626	$37,028
Debt, including current portion			$5,519	$6,369

Per share amounts
Profit attributable to shareholders	$0.75	$1.28	$5.41	$4.26
Dividends declared	$0.15	$0.45	$0.30	$0.60

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal and bitumen)
Steelmaking coal (million tonnes)	7.3	6.9	26.2	26.6
Copper[2]	73	78	294	287
Zinc in concentrate	189	171	705	659
Zinc – refined	75	80	303	310
Bitumen (million barrels)2 3	3.6	–	6.8	–

Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Steelmaking coal (million tonnes)	6.6	6.3	26.0	26.5
Copper[2]	72	82	292	283
Zinc in concentrate	205	213	644	651
Zinc – refined	75	82	304	309
Blended bitumen (million barrels)2 3	4.5	–	8.8	–

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$191	$168	$187	$174
Copper (LME cash – US$/pound)	$2.80	$3.09	$2.96	$2.80
Zinc (LME cash – US$/ pound)	$1.19	$1.47	$1.33	$1.31
Blended bitumen (realized US$/barrel)[3]	$20.89	$–	$35.12	$–
Average exchange rate (CAD$ per US$1.00)	$1.32	$1.27	$1.30	$1.30

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and a reconciliation to GAAP measures.
2)
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 90% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

3)	Year ended December 31, 2018 production volumes, sales volumes and realized prices for bitumen are from June 1, 2018.

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BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2018	2017	2018	2017

Revenues
Steelmaking coal	$1,674	$1,336	$6,349	$6,014
Copper	633	760	2,714	2,400
Zinc	820	1,060	3,094	3,496
Energy[1]	120	–	407	–
Total	$3,247	$3,156	$12,564	$11,910

Gross profit (loss) before depreciation and amortization[2]
Steelmaking coal	$1,000	$804	$3,770	$3,732
Copper	259	425	1,355	1,154
Zinc	278	411	1,085	1,173
Energy[1]	(126)	–	(106)	–
Total	$1,411	$1,640	$6,104	$6,059

Gross profit (loss)
Steelmaking coal	$819	$625	$3,040	$3,014
Copper	138	288	877	586
Zinc	206	350	869	967
Energy[1]	(152)	–	(165)	–
Total	$1,011	$1,263	$4,621	$4,567

Gross profit margins before depreciation2 3
Steelmaking coal	60%	60%	59%	62%
Copper	41%	56%	50%	48%
Zinc	34%	39%	35%	34%
Energy[1]	(105)%	–	(26)%	–

Notes:
1)	Energy results, for the year ended December 31, 2018, are effective from June 1, 2018.
2)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

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STEELMAKING COAL BUSINESS UNIT
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2018	2017	2018	2017

Steelmaking coal price (realized US$/tonne)	$191	$168	$187	$174
Steelmaking coal price (realized CAD$/tonne)	$253	$214	$243	$226
Production (million tonnes)	7.3	6.9	26.2	26.6
Sales (million tonnes)	6.6	6.3	26.0	26.5
Gross profit before depreciation and amortization[1]	$1,000	$804	$3,770	$3,732
Gross profit	$819	$625	$3,040	$3,014
Property, plant and equipment expenditures	$182	$72	$462	$167

Performance

Gross profit in the fourth quarter from our steelmaking coal business unit was $819 million compared with $625 million a year ago. Strong fourth quarter sales and significantly higher realized steelmaking coal prices increased gross profit before depreciation and amortization by $196 million from a year ago (see table below), despite higher operating and transportation unit costs.

Sales volumes of 6.6 million tonnes in the fourth quarter were 5% higher than the same period a year ago, including record high monthly sales in November. This strong performance resulted from a combination of robust demand in all market areas led by continued steel production capacity growth in India and Southeast Asia and steelmaking coal supply concerns, mainly in Australia.

The table below summarizes the change in gross profit, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended December 31,

As reported in fourth quarter of 2017	$804
Increase (decrease):
Steelmaking coal price realized	196
Sales volumes	48
Unit operating and transportation costs	(111)
Foreign exchange	63
Net increase	196
As reported in current quarter	$1,000

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Property, plant and equipment expenditures totaled $182 million in the fourth quarter, of which $85 million was for sustaining capital, $45 million for major enhancement capital and $52 million for the Neptune terminal upgrade. Capitalized stripping costs were $111 million in the fourth quarter compared with $132 million a year ago.

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Markets

The fourth quarter price index for steelmaking coal sold under quarterly contracts was US$213 per tonne. Global steel production and demand for seaborne steelmaking coal continued to be strong in 2018. The World Steel Association reported that global steel production increased by 4.6% compared to 2017 due to resilient steel pricing and demand supported by the recovery in investment activities in developed economies and the improved performance of emerging economies. Depletion and reduced production of some Eastern European coal mines continued to increase demand from European steel mills for seaborne steelmaking coal.

While demand for steelmaking coal remains strong, we continue to monitor the effects that government policy and trade uncertainty might have on potential price volatility.

Operations

Fourth quarter production of over 7.3 million tonnes was 6% higher compared to the same period a year ago and set a quarterly production record for our steelmaking coal business. This was the result of record fourth quarter production from Fording River, Cardinal River and Elkview. For 2018, Fording River and Greenhills achieved record annual production. Strong production at these operations has more than offset the declining production at our Coal Mountain Operations as the operation reaches the end of its life and will conclude mining activity in early 2019. In the fourth quarter, we continued to haul a portion of Elkview raw coal to Coal Mountain Operations for processing to recover production shortfalls from the Elkview dryer incident earlier in the year, resulting in additional Elkview production.

The business unit achieved record total material movement in the fourth quarter of 77 million bank cubic metres, above our previous record achieved in the same quarter a year ago. Equipment utilization and productivities are at historically high levels, resulting in the strong performance and increased total material moved in the fourth quarter. Total material moved in 2018 was also at record levels, which has improved our operational flexibility going forward.

Cost of Sales

Site unit cost of sales in the fourth quarter were $63 per tonne compared with $51 per tonne a year ago and $67 per tonne in the third quarter of 2018. The decisions to increase mining activity and to haul a portion of Elkview raw steelmaking coal to Coal Mountain for processing and the associated labour from these activities resulted in higher costs, but generated production to capture margin in this favourable pricing environment. The low-cost tonnes from Coal Mountain, which sold in the fourth quarter last year, have been replaced with higher cost tonnes from the Elk Valley in the fourth quarter this year. In addition, the business unit experienced higher diesel costs, as a result of higher oil prices. All of these factors, combined with lower capitalized stripping, longer haul distances and increased activity on mobile equipment maintenance increased the unit cost per tonne in the fourth quarter compared with a year ago.

Fourth quarter transportation costs of $39 per tonne were $5 per tonne higher compared to the same period a year ago primarily due to an increase in rail fuel surcharges and higher demurrage costs.

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The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended December 31,		Year ended December 31,
(amounts reported in CAD$ per tonne)	2018	2017	2018	2017

Adjusted site cost of sales[1]	$63	$51	$62	$52
Transportation costs	39	34	37	34
Unit costs[1]	$102	$85	$99	$86

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per tonne)	2018	2017	2018	2017

Adjusted site cost of sales[1]	$48	$40	$47	$40
Transportation costs	29	27	29	26
Unit costs[1]	$77	$67	$76	$66

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation to GAAP measures.

Our total cost of sales for the quarter also included $27 per tonne of depreciation and amortization, including a $14 per tonne charge for the amortization of capitalized stripping costs.

Outlook

Market expectations are that global steel production and demand for steelmaking coal will remain strong in 2019. A robust steelmaking coal market is supported by the demand effect of continued steel capacity growth in India and Southeast Asia, the relocation of steel production to coastal areas in China, as well as concerns regarding supply from Australia and the U.S. While demand for steelmaking coal remains strong, pricing has softened somewhat since the beginning of 2019, reflecting shorter vessel queues in Australia and the relaxation of import restrictions in China, which were imposed from November 2018. We continue to monitor the effects that government policy and trade uncertainty might have on potential price volatility.

Steelmaking coal production in 2019 is expected to be between 26.0 and 26.5 million tonnes. We will continue to evaluate raw coal-processing opportunities to capture the latent production capacity of our Elk Valley processing plants in 2019. As in prior years, annual production volumes can be adjusted to reflect market demand for our products, subject to adequate rail and port service. Assuming that current market conditions persist, annual production from 2020 to 2022 is expected to be higher than 2019, despite the closure of our Coal Mountain Operations in early 2019.

We continue to advance mining in new areas at our Fording River, Elkview and Greenhills Operations, which will extend the lives of these mines and allow us to increase production to compensate for the closure of Coal Mountain. We are investing in processing plants and have transferred mining equipment from Coal Mountain in order to develop the new mining areas at each of these sites. As part of our strategy to maintain production capacity of approximately 27
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million tonnes in the Elk Valley, Elkview Operations is well positioned for expansion. The operation is anticipating a higher strip ratio in 2019 with a natural reduction of strip ratios over the next three to five years. The reduction in strip ratios will provide the opportunity for a low capital-intensity investment in plant throughput capacity to capitalize on the increased raw coal release beyond 2019 for increased production.

Although coal prices have softened somewhat since the beginning of 2019, market fundamentals remain supportive for strong coal pricing levels. We are expecting 2019 first quarter sales to reach approximately 6.1 to 6.3 million tonnes. As always, our sales may vary depending on the performance of our logistics chain.

Customers determine vessel nominations for the majority of our sales. Final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales and timely arrival of vessels, as well as the performance of the rail transportation network and port loading facilities.

In December, we experienced poor performance across the supply chain due to underperformance in rail, material handling issues and high wind events in Vancouver. Logistical challenges continued in January, including unplanned dumper outages at Westshore Terminals, which affected train unloading and negatively affected supply chain performance. Performance has improved since late January, but these factors continue to present a risk to our quarterly sales guidance.

We expect our site unit costs to be in the range of $62 to $65 per tonne in 2019. This range is slightly higher than in 2018, primarily as the result of the efforts described above to maintain total production after the closure of Coal Mountain, which will require the use of additional equipment, diesel and labour. We expect quarterly cost of sales to fluctuate in 2019 with higher cost of sales in the second and third quarter when our operations are scheduled to complete major plant maintenance outages.

Transportation costs in 2019 are expected to remain consistent at approximately $37 to $39 per tonne.

We invested approximately $7.5 million in 2018 to continue to evaluate the MacKenzie Redcap detailed design study at our Cardinal River Operations and will be continuing this evaluation in 2019. The MacKenzie Redcap development is expected to supply approximately 1.8 million tonnes of steelmaking coal production per year and has the potential to extend production at Cardinal River to approximately 2027, beyond the planned closure in 2020. Beyond 2020, this additional tonnage would add to the current longer-term planned production capacity of approximately 27 million tonnes in the Elk Valley.

We expect sustaining capital expenditures for our steelmaking coal operations to be approximately $485 million in 2019, including approximately $235 million related to water treatment and $250 million for ongoing operations. Sustaining capital expenditures largely relate to reinvestment in our equipment fleets. In addition, approximately $200 million will be invested in major enhancement projects in 2019, primarily relating to the development of the new mining areas at our Elk Valley operations and increasing the plant capacity at our Elkview Operations. This is expected to increase our long-term production capacity and mitigate reduced production on closure of Coal Mountain Operations.
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We maintain access to terminal loading capacity in excess of our planned 2019 shipments. We continue to progress Neptune Bulk Terminals facility upgrade, which will increase terminal loading capacity. In 2018, we invested $90 million on the project, primarily in the third and fourth quarters. The program includes an additional $210 million to be spent in 2019 and approximately $170 million in 2020. The upgrades are expected to be completed in the third quarter of 2020.

On February 11, 2019, we agreed with Poscan, pursuant to a reopener in the Greenhills joint venture agreement, to increase the royalty paid by Poscan in respect of its 20% share of Greenhills’ coal production. At current benchmark coal prices of approximately US$200 tonne, the royalty payment will increase by approximately $90 million annually. At current exchange rates, a US$10 per tonne increase or decrease in the coal price would increase or decrease the annual royalty by approximately $4 million. The new royalty remains in effect until December 31, 2022.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan), an Area-Based Management Plan approved in 2014 by the British Columbia (B.C.) Minister of Environment. The Plan establishes short, medium and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In accordance with the Plan, we have constructed and are operating the first active water treatment facility (AWTF) at West Line Creek.

In the fourth quarter, we commissioned an additional treatment step to address an issue regarding selenium compounds in effluent from the West Line Creek AWTF. The facility is operating as designed. We have commenced construction on our next AWTF at Fording River Operations, which will use the same treatment process as the modified West Line Creek AWTF.

In 2018, we successfully operated our first saturated rock fill (SRF) project at our Elkview Operations. The SRF has been in operation for the past 12 months and is demonstrating near-complete removal of nitrate and selenium from the feed water. Results to date from the full-scale trial show that the technology has the potential to replace future AWTFs, as well as to reduce capital and operating costs for water treatment. We are working to increase the capacity of the Elkview SRF to potentially reduce reliance on active water treatment. This approach has not yet received necessary approvals and we continue to progress the construction of additional AWTFs to comply with the Plan.

Capital spending on water treatment in 2019 is expected to be approximately $235 million, including advancing a clean water diversion at Fording River, application of SRF technology at Elkview, construction of Fording River AWTF South, and advancing management of calcite and the early development of water treatment for Fording River North. This compares to approximately $57 million of capital spending on water treatment in 2018.

In our previous guidance, we estimated total capital spending for water treatment between 2018 and 2022 of $850 to $900 million. We intend to complete construction of the Fording River South AWTF, currently under construction. If we are successful in permitting SRF projects to replace the Elkview AWTF and Fording River North AWTF, we estimate that total capital spending on water treatment during this period would reduce to $600 to $650 million. If no
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reduction in AWTF capacity is permitted, overall capital in the same period would increase by approximately $250 million over our previous guidance, as a result of engineering scope changes at the Elkview AWTF and an increased volume of water treated at Fording River North. We have presented regulators with evidence that SRFs are a viable technical alternative to active water treatment, and are working through a review process. We expect that this process will result in a decision in the first half of 2019.

We continue to advance research and development, including the SRF technology. We estimate that over the longer term, SRFs will have capital and operating costs that are 20% and 50%, respectively, of AWTFs of similar capacity. If we are successful in replacing a substantial portion of active water treatment capacity with SRFs, we believe that our long-term operating costs associated with water treatment could be reduced substantially.

All of the foregoing estimates are uncertain. Final costs of implementing the Plan will depend in part on the technologies applied and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management.

During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government, which references the Plan. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. We expect that discussions with respect to the draft charges will continue at least into the third quarter of 2019. It is not possible at this time to fully assess the viability of our potential defenses to any charges, or to estimate the potential financial impact on us of any conviction. Nonetheless, that impact may be material.

14    Teck Resources Limited 2018 Fourth Quarter News Release

COPPER BUSINESS UNIT
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2018	2017	2018	2017

Copper price (realized – US$/pound)	$2.80	$3.07	$2.97	$2.81
Production (000’s tonnes)	73	78	294	287
Sales (000’s tonnes)	72	82	292	283
Gross profit, before depreciation and amortization[1]	$259	$425	$1,355	$1,154
Gross profit	$138	$288	$877	$586
Property, plant and equipment expenditures	$302	$141	$689	$320

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit from our copper business unit was $138 million in the fourth quarter compared with $288 million a year ago. Gross profit before depreciation and amortization decreased by $166 million compared with a year ago (see table below) due mainly to lower copper sales and lower prices for copper and zinc. A sharp decline in copper prices, especially in December, also resulted in inventory write-down charges at Quebrada Blanca ($27 million) and Highland Valley Copper ($14 million). In the same period last year, we reversed prior inventory write-downs at our Quebrada Blanca mine of $25 million as a result of higher copper prices.

Copper production in the fourth quarter decreased by 7% from a year ago primarily due to lower ore grades and mill throughput at Highland Valley Copper, as expected in the mine plan. Our total cash unit costs before by-product credits in the fourth quarter were US$1.76 per pound, similar to the same period a year ago. Higher zinc and molybdenum sales volumes in 2018 were offset by lower zinc prices. As a result, cash unit costs after by-product credits of US$1.28 per pound in the fourth quarter were also similar to US$1.27 per pound in the fourth quarter last year.

15    Teck Resources Limited 2018 Fourth Quarter News Release

The table below summarizes the change in gross profit before depreciation and amortization, in our copper business unit for the quarter:

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2017	$425
Increase (decrease):
Copper price realized	(54)
Sales volumes	(38)
Co-product and by-product contribution	(15)
Inventory write-downs (2018 ($41 million charge) and 2017 ($25 million reversal))	(66)
Collective agreement charge	(4)
Foreign exchange	11
Net decrease	(166)
As reported in current quarter	$259

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Property, plant and equipment expenditures totaled $302 million, including $72 million for sustaining capital and $187 million for new mine development related to QB2. Capitalized stripping costs were $38 million in the fourth quarter, $4 million lower than a year ago.

Markets

London Metal Exchange (LME) copper prices in the fourth quarter of 2018 averaged US$2.80 per pound, up 1% from the third quarter, but down 9% from the fourth quarter a year ago. Annual prices in 2018 averaged US$2.96 per pound, a 6% increase from 2017 averages. Copper prices hit a three-year high in June, settling at US$3.29 per pound due to improving outlook for global synchronized demand in the first half of 2018. However, copper prices then began to weaken for the remainder of the year on concerns over impending global trade disputes and averaged 11% lower in the second half of the year. Although copper prices were affected by overall global macro investor sentiment, fundamentals in the second half remained strong with global exchange stocks falling 58%.

Total reported exchange stocks fell by approximately 200,000 tonnes in 2018, ending December at 335,750 tonnes. Total reported global copper exchange stocks are now estimated to be 4.8 days of global consumption, below the estimated 25-year average of 11.9 days of global consumption. Stocks on the LME fell by 70,000 tonnes or 35% to 132,000 tonnes the lowest levels since 2014. Stocks in SHFE warehouses fell 21% or 32,000 tonnes to 119,000 tonnes. Copper stocks on the CME’s Comex also fell 98,000 tonnes, or 54% during the year. Metal imports into China to the end of November were up 20% over a very strong year in 2017. In contrast, scrap imports were down 27% as restrictions on scrap into China took effect at the end of 2018. Imports of copper raw materials in the form of concentrates were up 18% year to date November as new smelter capacity continues to come on stream in China.

Global copper mine production is estimated by Wood Mackenzie to have increased 2.8% in 2018 from 2017 levels, as mines affected by 2017 disruptions returned to normal production. Metal demand in China remained strong with better than expected performance in appliance, air
16    Teck Resources Limited 2018 Fourth Quarter News Release

conditioning, transport and machinery sectors, while copper cathode demand was also positively affected due to lower scrap availability. Wood Mackenzie estimates Chinese copper metal demand grew by 5.0% in 2018 to 11.6 million tonnes. According to the China Association of Automobile Manufacturers, electric energy vehicle sales (a key copper demand driver) rose by 61% in China in 2018 to 1.256 million electric vehicles, still only accounting for 5.0% of the total Chinese vehicle sales in 2018.

Operations

Highland Valley Copper

Copper production of 22,700 tonnes in the fourth quarter was 7,500 tonnes lower than a year ago mainly due to substantially lower ore grades, as expected in the mine plan, partially offset by an 8% increase in mill throughput. Molybdenum production of 2.0 million pounds was significantly lower than the same period a year ago due to expected grade variability in the mine plan.

Copper and molybdenum ore grades declined as expected in the fourth quarter compared to the first half of 2018. Copper grades and recoveries are expected to gradually improve starting in early 2019 as we gain access to deeper ores in both the Lornex and Valley pits.

Operating costs were $11 million, or 8%, higher than the same period last year primarily due to the inventory write-down of $14 million in the fourth quarter.

The $73 million project to install an additional ball mill to increase grinding circuit capacity is progressing on budget and on schedule with start-up anticipated in the third quarter of 2019. An autonomous haulage pilot project in the Lornex pit was successfully started in the third quarter with two trucks and now six trucks are fully operational.

Copper production in 2019 is anticipated to be between 115,000 and 120,000 tonnes, with a relatively even distribution throughout the year. Annual copper production from 2020 to 2022 is expected to be between 135,000 and 155,000 tonnes per year, increasing from the low end to high end of the range during the three year period. Copper production is anticipated to average about 150,000 tonnes per year after 2022, through to the end of the current mine plan in 2028. Molybdenum production in 2019 is expected to be approximately 6.0 million pounds contained in concentrate, with annual production expected to decline to between 4.0 million to 5.0 million pounds per year afterwards.

Antamina

Copper production in the fourth quarter was 14% higher than a year ago at 118,000 tonnes, due mainly to higher copper grades. Antamina processed less copper-only ore and more copper-zinc ore than the same period last year. The mix of mill feed in the quarter was 61% copper-only ore and 39% copper-zinc ore, compared with 64% and 36%, respectively, a year ago. Zinc production decreased 10% from last year’s record quarter to 85,300 tonnes as lower grade and recovery was only partially offset by higher processing of copper-zinc ore. Overall, Antamina achieved record annual combined copper and zinc concentrate production of 2.4 million tonnes in 2018.
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Operating costs in the fourth quarter were slightly higher than a year ago due to higher sales volumes and higher prices for diesel and grinding supplies.

Our 22.5% share of Antamina’s 2019 production is expected to be in the range of 95,000 to 100,000 tonnes of copper, 65,000 to 70,000 tonnes of zinc and approximately 2.0 million pounds of molybdenum in concentrate. Our share of annual copper production is expected to be between 90,000 and 95,000 tonnes from 2020 to 2022. The lower zinc production in 2019 is a result of mine sequencing, and is expected to return to higher production levels after 2019 with higher grades and a higher proportion of copper-zinc ore to process. Our share of zinc production is anticipated to average between 100,000 and 110,000 tonnes per year during 2020 to 2022, however, annual production may fluctuate due to feed grades and the amount of copper-zinc ore available to process. Our share of annual molybdenum production is expected to be between 2.0 to 3.0 million pounds between 2020 and 2022.

Carmen de Andacollo

Copper production in the fourth quarter of 17,900 tonnes was 5% lower than a year ago as lower grades anticipated in the mine plan were partially offset by higher mill throughput. Mill throughput was a record 4.93 million tonnes for the quarter.

Operating costs in the fourth quarter were US$21 million lower than a year ago, primarily due to lower maintenance costs as a result of improvement projects and the timing of major mill maintenance and reduced power rates.

Copper grades are expected to continue to decline towards reserve grades in 2019 and future years. Carmen de Andacollo’s production in 2019 is expected to be in the range of 60,000 to 65,000 tonnes of copper in concentrate and approximately 2,000 tonnes of copper cathode. Average annual copper in concentrate production is expected to be about 60,000 tonnes for 2020 to 2022. Cathode production volumes are uncertain past 2019, although there is some potential to extend production.

Quebrada Blanca

Production in the fourth quarter of 6,000 tonnes was similar to 6,100 tonnes produced a year ago. Mining of supergene ore was previously planned to be completed in the third quarter, but was extended to the fourth quarter of 2018. Mining of supergene ore is now complete, with equipment and personnel redeployed to QB2 construction activities. Cathode production is expected into early 2020, as leaching of dump leach material and secondary extraction continues.

Excluding changes to inventory and inventory write-downs, operating costs were US$7 million lower than a year ago, primarily due to the end of mining operations during the quarter. During the quarter, a US$21 million inventory write-down was recorded due to declining copper prices. In the same period last year as a result of higher copper prices, we reversed US$20 million of prior inventory write-downs.

Depreciation and amortization charges decreased by $9 million compared with a year ago partly due to the asset impairment charge taken in the fourth quarter of 2017 and the extension of the mine life into the fourth quarter of 2018.
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We expect production of approximately 20,000 to 23,000 tonnes of copper cathode in 2019. Cathode production is expected to continue through early 2020 as leaching of the dump material and secondary extraction from old heap material will continue, although at lower production rates.

Cost of Sales

Total cash unit costs of product sold in the fourth quarter, before cash margins for by-products, of US$1.76 per pound, were similar to US$1.77 per pound in the same period a year ago.

Cash margin for by-products were US$0.48 per pound, similar to US$0.50 per pound in the same period a year ago, as higher sales volumes of zinc and molybdenum were offset by lower zinc prices. The resulting net cash unit costs for copper, after by-products, of US$1.28 per pound were similar to US$1.27 in the same period a year ago.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2018	2017	2018	2017

Adjusted cash cost of sales1 2	$1.56	$1.55	$1.55	$1.52
Smelter processing charges	0.20	0.22	0.19	0.23
Total cash unit costs[1]	$1.76	$1.77	$1.74	$1.75
Cash margin for by-products1 2	(0.48)	(0.50)	(0.51)	(0.42)
Net cash unit costs[1]	$1.28	$1.27	$1.23	$1.33

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Copper Development Projects

Quebrada Blanca Phase 2

As outlined above, on December 4, 2018, our Board of Directors approved the QB2 project for full construction and we announced a transaction with SMM and SC to subscribe for a 30% indirect interest in QBSA, which owns 100% of the QB2 project. The consideration payable by SMM and SC consists of US$1.2 billion contribution for a 30% indirect interest in QBSA, US$50 million to Teck if QB2 achieves optimized target mill throughput of 154,000 tonnes per day by December 31, 2025, subject to adjustment; and a contingent contribution of 12% of the incremental NPV of a major expansion project (QB3) upon approval of construction, subject to adjustment (8% contingent earn-in contribution, 4% matching contribution). Closing of the transaction is subject to customary conditions precedent, including receipt of necessary regulatory approvals, and is now expected to occur before the end of March 2019.

The combination of the contributions by SMM and SC from the transaction and proposed project financing reduces Teck’s share of equity contributions toward the un-escalated US$4.739 billion estimated capital cost of the QB2 project to approximately US$700 million with Teck’s first contributions post-closing not required until late 2020. The target date for project completion and the start of commissioning and ramp up is the fourth quarter of 2021. Full production is expected in the middle of 2022.

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The project received approval of its social and environmental impact assessment (SEIA) during the third quarter and relevant sectoral environmental permits are being received. As expected, various administrative and legal appeals have been filed in respect of the SEIA approval, and QBSA and the relevant Chilean authorities are responding in the ordinary course.

Project development expenditures during 2018 were approximately US$317 million. During the fourth quarter we started to ramp up field activities and release major contracts. There are currently about 2,000 beds available for construction, with the current construction workforce already over 1,000 people. Earthworks activities are fully underway, including utilizing the existing mine fleet and third party contractors, as well as other enabling construction activities including camp construction and development of infrastructure for power and water. Other project activities during the quarter continued to focus on detailed engineering, procurement and contracting activities to support construction as well as advancing operational readiness.

Engineering studies are also underway to assess the expansion potential beyond QB2, including a potential doubling of throughput capacity in the future.

NuevaUnión

NuevaUnión is a joint venture owned 50% by Teck and 50% by Goldcorp Inc. Earlier in the year, a Prefeasibility Study (PFS) on the NuevaUnión project was completed, which incorporates key design changes to improve project economics and respond to community and Indigenous peoples’ input. During the fourth quarter of 2018, NuevaUnión continued to advance the Feasibility Study (FS), which commenced in the third quarter of 2018 and is anticipated to be complete in late 2019. The project team continues to work closely with the local communities and is preparing to submit an Environmental Impact Assessment (EIA) to the regulatory authorities in the second half of 2019. Detailed project economics will be released with the completion of the FS.

Project Satellite

The objective of the Project Satellite initiative is to surface value from five substantial base metals assets: Zafranal, San Nicolás, Galore Creek, Mesaba and Schaft Creek, all of which are located in stable jurisdictions in the Americas.

At the Zafranal copper-gold project in southern Peru, the project team significantly advanced its activities in support of a feasibility study, which we expect to complete in the first half of 2019. We expect to submit the social and environmental impact assessment (SEIA) in the second quarter of 2019, which is approximately two quarters later than originally planned as a result of the requirement to complete detailed pre-reviews with the regulator prior to submission. Spending in 2018 was $29.4 million and planned spending in 2019 is $39.7 million.

At the San Nicolás copper-zinc-silver-gold project in Zacatecas, Mexico, a significant drill program was completed, which included infill, geotechnical, hydrogeological, exploration and condemnation drill holes. In addition, the project team advanced social and environmental baseline studies, community engagement activities, preliminary hydrogeological studies and project engineering programs in support of a prefeasibility study (PFS) and early permitting activities. We expect the PFS to be complete in the fourth quarter of 2019. Spending in 2018 was $18.2 million and planned spending in 2019 is $25.6 million.
20    Teck Resources Limited 2018 Fourth Quarter News Release

At the Galore Creek copper-gold-silver project in British Columbia, a 50/50 joint venture with Newmont Mining, program work focused on maintaining the mineral properties and carrying out preliminary geological mapping, prospecting and mineral deposit studies. Spending in 2018 was $4.6 million and planned spending in 2019 is $19.2 million (50% share).

At the Mesaba copper-nickel-platinum group metals-cobalt deposit in northeastern Minnesota, the project team completed a range of planning activities, preliminary development and environmental studies and mineral resource estimate work. Spending in 2018 was $6.4 million and planned spending in 2019 is $13.5 million.

Outlook

We expect 2019 copper production to be in the range of 290,000 to 310,000 tonnes, slightly higher than 2018 production levels. The higher production is primarily due to improving grades at Highland Valley Copper.

In 2019, we expect our copper unit costs to be in the range of US$1.70 to US$1.80 per pound before margins from by-products, similar to 2018 levels. Copper unit costs are expected to be in the range of US$1.45 to US$1.55 per pound after by-products based on current production plans, by-product prices and exchange rates, an increase from 2018 due to expected lower by-product prices in 2019.

We expect copper production to be in the range of 285,000 to 305,000 tonnes from 2020 to 2022, excluding QB2, which is scheduled for first production in late 2021 and is expected to add substantially to our overall copper production in 2022.
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ZINC BUSINESS UNIT
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2018	2017	2018	2017

Zinc price (realized – US$/lb.)	$1.22	$1.47	$1.30	$1.33
Production (000’s tonnes)
Refined zinc	75	80	303	310
Zinc in concentrate[1]	169	150	613	575
Sales (000’s tonnes)
Refined zinc	75	82	304	309
Zinc in concentrate[1]	184	189	551	566
Gross profit before depreciation and amortization[2]	$278	$411	$1,085	$1,173
Gross profit	$206	$350	$869	$967
Property, plant and equipment expenditures	$126	$82	$370	$219

Notes:
1)	Represents production and sales from Red Dog and Pend Oreille. Excludes co-product zinc production from our copper business unit.
2)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit from our zinc business unit was $206 million in the fourth quarter compared with $350 million a year ago. Gross profit before depreciation and amortization decreased by $133 million (see table below) due primarily to lower zinc prices and a decrease in by-product revenues from lead and silver, partially offset by lower royalties.

Fourth quarter production was lower at our Trail Operations due to planned major maintenance in the lead circuit and the treatment of lead concentrates with lower silver content in the period resulting in refined lead and silver production declining substantially by 45% and 77%, respectively, compared with a year ago. Refined zinc production was 7% lower due to temporary maintenance issues in the zinc roasters. Profit at Trail Operations was also negatively affected by historically low treatment and refining charges and increased electricity costs. At Red Dog, zinc and lead production increased by 13% and 6%, respectively, compared to a year ago as a result of strong operational performance with higher than planned throughput.

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The table below summarizes the change in gross profit before depreciation and amortization, in our zinc business unit for the quarter.

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2017	$411
Increase (decrease):
Zinc price realized	(143)
Treatment and refining charges	36
Sales volumes	(17)
Unit operating costs	(10)
Electricity costs at Trail	(19)
Co-product and by-product contribution	(52)
Royalties	67
Foreign exchange	5
Net decrease	(133)
As reported in current quarter	$278

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Property, plant and equipment expenditures include $87 million for sustaining capital, which included $62 million at our Trail Operations primarily for the Number 2 acid plant and the KIVCET maintenance shutdown and $25 million at Red Dog.

Markets

London Metal Exchange (LME) zinc prices averaged US$1.19 per pound in the fourth quarter of 2018, an increase of 4% over the third quarter, but down 19% from the fourth quarter of 2017. Annual LME zinc prices in 2018 averaged US$1.33 per pound, similar to US$1.31 per pound in 2017. Zinc reached an 11-year high in February at just over US$1.64 per pound, a price last seen in July 2007.

Total reported zinc exchange stocks fell 101,250 tonnes during the year to 150,000 tonnes. Total exchange stocks are now estimated at 3.8 days of global consumption, well below the 25-year average of 22.3 days.

Global demand for refined zinc in the fourth quarter of 2018 was seasonally higher than last year with galvanized steel production growing by up 4.5% according to CRU. However, for the full year of 2018 galvanized steel consumption was estimated to have only grown 1.1% over the previous year. In China, CRU estimates that galvanized steel production fell 1.0% during 2018 on operational restrictions.

Wood Mackenzie estimated that global zinc mine production increased 2.5% in 2018 and is only now returning to 2015 production levels. Chinese mine production in 2018 is estimated to have declined by 1.5% to 4.6 million tonnes as environmental issues continued to constrain production. Wood Mackenzie is estimating that global refined zinc demand grew 0.6% in 2018 to 14.3 million tonnes, and that refined zinc production declined in 2018 by 2.5% to 13.2 million tonnes, leaving the market in a 1.1 million tonne deficit in 2018. Environmental inspections and margin compression continued to negatively affect smelter production across China with metal
23    Teck Resources Limited 2018 Fourth Quarter News Release

production falling 9% to the end of November. This constrained supply of metal to the Chinese domestic market has meant refined zinc imports have increased 8% and domestic zinc stocks have fallen 29% during the year to meet estimated Chinese demand growth of 1.2% during the year.

Operations

Red Dog

Zinc production of 160,100 tonnes in the fourth quarter was 13% higher than a year ago as a result of higher mill throughput, grade and recoveries.

Zinc sales of 175,700 tonnes in the fourth quarter were slightly lower than our guidance of 180,000 tonnes due to the timing of consignment sales. Offsite zinc inventory available for sale from January 1, 2019, was approximately 250,000 tonnes of contained metal. We currently anticipate sales of zinc contained in concentrate to be in the range of 125,000 to 130,000 tonnes in the first quarter of 2019, in line with the normal seasonal pattern of sales. There was no offsite lead inventory available for sale as of January 1, 2019, as all material shipped in 2018 has been sold.

Operating costs in the fourth quarter of US$59 million were US$8 million lower than last year. The reduction in costs was primarily due to an increase in capitalized stripping costs in the period compared with the same period a year ago, partly offset by higher maintenance and operating supply costs.

Work continues on the US$110 million mill upgrade project, which is progressing as planned. Construction started in late 2017 and is expected to increase average mill throughput by about 15% over the remaining mine life helping to offset lower grades and harder ore, with planned start-up in the first quarter of 2020.

Red Dog’s production of contained metal in 2019 is expected to be in the range of 535,000 to 555,000 tonnes of zinc and 85,000 to 90,000 tonnes of lead. From 2020 to 2022, Red Dog production of contained metal is expected to be in the range of 500,000 to 520,000 tonnes of zinc and 85,000 to 100,000 tonnes of lead.

Trail Operations

Refined zinc production of 74,600 tonnes in the fourth quarter was 7% lower than the same period a year ago primarily as a result of reduced zinc units from the lead circuit during the KIVCET maintenance shutdown.

Refined lead production in the fourth quarter of 10,000 tonnes was 45% lower and silver production was 77% lower than a year ago due to the KIVCET maintenance shutdown and processing lead concentrates with lower silver content. Silver production declined to 1.0 million ounces compared with 4.5 million ounces a year ago. A fire occurred in the silver refinery in October, but silver production continued using alternative processing equipment that was recommissioned to maintain production. Repairs are progressing and expected to be complete by the end of the first quarter of 2019.

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KIVCET was shut down for a total of 55 days, of which 42 days took place in the fourth quarter and 13 days took place in the third quarter. Operating costs in the fourth quarter rose by $30 million compared with a year ago. This increase was partly due to higher electricity costs of $19 million in the period as a result of the sale of our two-thirds interest in the Waneta Dam in July and increased maintenance costs associated with the KIVCET furnace shutdown.

Sustaining capital expenditures in the quarter included $16 million for the Number 2 Acid Plant, $40 million for the KIVCET maintenance shutdown and $6 million for various small projects. The construction of the acid plant is over 90% completed, and on time and on budget, with commissioning planned in the second quarter of 2019.

In 2019, we expect Trail Operations to produce 305,000 to 310,000 tonnes of refined zinc, approximately 70,000 to 75,000 tonnes of refined lead and approximately 13 to 14 million ounces of silver. Zinc production from 2019 to 2021 is expected to increase to 310,000 to 315,000, while lead production is expected to rise to 85,000 to 95,000 tonnes. Silver production is dependent on the amount of silver contained in the purchased concentrates.

Pend Oreille

Zinc production during the fourth quarter of 9,300 tonnes was similar to a year ago as lower grades were offset by increased mill throughput.

Ore availability has improved following the second quarter and production of zinc was close to our 2018 guidance of 30,000 tonnes.

We expect production for the first nine months of 2019 to be approximately 20,000 to 30,000 tonnes of zinc in concentrate. Production rates beyond the third quarter of 2019 are uncertain.

Cost of Sales

Total cash unit costs of product sold in the fourth quarter, before cash margin for by-products, of US$0.45 per pound were US$0.07 per pound lower than a year ago. Operating costs increased slightly from a year ago, primarily due to higher maintenance and diesel costs at Red Dog in the second half of 2018, offset by a significant reduction in zinc treatment charges. Net cash unit costs for zinc, after by-products, of US$0.28 per pound were the same as a year ago as lower lead sales volumes and prices reduced the cash margin for by-products.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2018	2017	2018	2017

Adjusted cash cost of sales1 2	$0.29	$0.28	$0.30	$0.27
Smelter processing charges	0.16	0.24	0.19	0.25
Total cash unit costs[1]	$0.45	$0.52	$0.49	$0.52
Cash margin for by-products1 2	(0.17)	(0.24)	(0.18)	(0.24)
Net cash unit costs[1]	$0.28	$0.28	$0.31	$0.28

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

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Outlook

We expect zinc in concentrate production in 2019, including co-product zinc production from our copper business unit, to be in the range of 620,000 to 650,000 tonnes.

In 2019, we expect our zinc unit costs to be in the range of US$0.50 to US$0.55 per pound before margins from by-products and US$0.35 to US$0.40 per pound after margins from by-products based on current production plans, by-product prices and exchange rates. Unit costs after by-product margins are expected to vary significantly throughout the year with higher costs in the first half, as sales of Red Dog lead, our main by-product, are typically completed in the third and fourth quarters.

For the 2020 to 2022 period, we expect total zinc in concentrate production to be in the range of 600,000 to 630,000 tonnes excluding Pend Oreille, which has an uncertain production profile beyond 2019.

Benchmark terms for zinc treatment and refining charges were at historical lows in 2018, contributing to Trail’s profitability challenges in the fourth quarter. Trail uses a long-term concentrate purchase strategy that averages payment terms and results in composite treatment charge terms generally over two years. We estimate that more than half of Trail’s concentrate purchases for the first half of 2019 are referenced to 2018 benchmark terms.

26    Teck Resources Limited 2018 Fourth Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills1 3

(CAD$ in millions)	Three months ended December 31	Year ended December 31

Blended bitumen price (realized US$/bbl)2 4	$20.89	$35.12
Bitumen price (realized CAD$/bbl)2 4	$8.98	$32.81
Operating netback (CAD$/bbl)2 4	$(27.13)	$(10.95)
Production (million bitumen barrels)	3.6	6.8
Production (average barrels per day)	38,791	31,955
Sales (million blended bitumen barrels)	4.5	8.8
Gross profit (loss) before depreciation and amortization[2]	$(126)	$(106)
Gross profit (loss)	$(152)	$(165)

Notes:
1)	Fort Hills results for the year ended December 31, 2018 are effective from June 1, 2018.
2)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	Fort Hills figures presented at our ownership interest of 21.3%.
4)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Both production volumes and product quality on start-up have exceeded our expectations. Bitumen production from the first two secondary extraction trains at Fort Hills commenced in the first quarter of 2018, followed by the third and final train in May. All commissioning and construction activities are now complete. In the second quarter, we concluded that Fort Hills was operational and results from Fort Hills are included in our consolidated results from June 1, 2018.

Realized prices and operating results in the fourth quarter were significantly affected by a material decline in global benchmark crude oil prices and the widening of Canadian heavy blend differentials, for WCS. In addition, costs associated with diluent increased significantly during the fourth quarter of 2018 due to a seasonal increase in diluent consumption and unusual widening in the spread between diluent and WCS. As a result of the decline in prices, we recorded inventory write-downs during the fourth quarter of approximately $34 million.

The plant was successfully tested and ran at full design nameplate capacity for much of the fourth quarter, with December production exceeding 200,000 barrels per day. Our share of production was 38,791 barrels per day in the fourth quarter and averaged 26,580 barrels per day of bitumen for the first year of operation. Unit operating costs averaged $26.91 per barrel in the fourth quarter and continued to improve to below $23.00 per barrel in December as production ramped up to full capacity.

Fort Hills has performed very well during start-up and commissioning and there is further potential to debottleneck and expand the production capacity. Evaluation of debottlenecking opportunities will include near-term work to improve the performance of the existing facilities with minimal capital. Long-term opportunities that may require modest capital expenditure will also be investigated. Between the near-term and long-term opportunities, there is a potential to increase Fort Hills’ production by 20,000 to 40,000 barrels per day of bitumen on a 100% basis.

27    Teck Resources Limited 2018 Fourth Quarter News Release

Our share of annual production could increase from 14 million barrels to approximately 15.5 to 17 million barrels.

We receive our share of bitumen production from Fort Hills and are responsible for acquiring diluent, including transportation and blending, as well as the transportation and sales of our blended bitumen after the transfer point.

In the fourth quarter, our share of Fort Hills capital expenditures was $43 million, including $32 million for major enhancements related to tailings and equipment ramp-up spending and $11 million for sustaining capital.

Markets

Net bitumen realizations are influenced by the North American crude oil benchmark prices of NYMEX WTI, Canadian heavy crude oil (WCS differential at Hardisty is a common reference) and diluent (condensate at Edmonton). Bitumen price realizations can also be affected by specific bitumen quality and spot sales.

NYMEX WTI is the current light oil benchmark for North American crude oil prices. NYMEX WTI averaged US$58.80 per barrel in the fourth quarter. Increased global crude oil production, the reduced impact of economic sanctions on Iran and global economic uncertainty prompted lower global benchmark prices in the fourth quarter.

WCS, is a blend of conventionally produced heavy oils and bitumen, blended with diluent (condensate). WCS is a widely marketed crude grade with transparent market price references quoted at Hardisty and U.S. Gulf Coast market hubs. The index pricing period for WCS at Hardisty is typically the first nine to eleven business days that begin on the first business day of the calendar month prior to the month of delivery. WCS at Hardisty typically trades at a differential below the NYMEX WTI benchmark price, and traded at an average discount of US$39.45 per barrel for fourth quarter deliveries, for a value of US$19.35 per barrel. Hardisty differentials widened substantially in the quarter as increases in production strained crude oil export infrastructure and regional storage capacities.

To date in the first quarter of 2019, heavy blend differentials for WCS on our crude oil sales at Hardisty materially narrowed on increased demand and rail takeaway capacity as well as the Government of Alberta’s mandated production curtailment, which is discussed further in the outlook section below. For deliveries in the first quarter of 2019, we estimate market indices for WCS settling at NYMEX WTI minus approximately US$12.50 per barrel.

To facilitate the transportation of our bitumen by pipeline, we blend condensate acquired at the Edmonton/Fort Saskatchewan market hub for delivery to and blending at the East Tank Farm blending facility. Relative to NYMEX WTI, the average benchmark market differential for condensate for the fourth quarter, determined at Edmonton, was a discount of US$13.50 per barrel, for a value of US$45.30 per barrel for the fourth quarter.

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Operating Netback

The following table summarizes our Fort Hills operating netback for the periods noted below:

(Amounts reported in CAD$ per barrel of bitumen sold)	Three months ended December 31	Year ended December 31[2]

Bitumen price realized1 3 4	$8.98	$32.81
Crown royalties[5]	(0.98)	(2.04)
Transportation costs[6]	(8.22)	(8.83)
Adjusted operating costs 1 3 7	(26.91)	(32.89)
Operating netback[1]	$(27.13)	$(10.95)

Notes:
1)	Non-GAAP measure. See “Use of Non-GAAP Financial Measures” section for further details.
2)	Fort Hills financial results for the year ended December 31, 2018 are included in operating results from June 1, 2018.
3)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
4)
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs.

FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
5)
The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase. Detailed information regarding Alberta oil sands royalties can be found on the following website: https://www.energy.alberta.ca/OS/OSRoyalty/Pages/default.aspx.

6)
Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.

7)	Operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mine and processing operation.

Outlook

Due to limited export capacity and extreme price volatility for Alberta crude oil, the Government of Alberta announced the curtailment of provincial crude oil and bitumen production, effective January 1, 2019. Initially, 325,000 barrels per day for the first quarter of 2019 was to be reduced across the industry, declining to approximately 30% of the initial curtailment levels for the remainder of the year. The government subsequently revised the first quarter curtailment level to 250,000 barrels per day for the production months of February and March.

Although there continues to be uncertainty around the details of the Government of Alberta announced curtailment, we expect it to affect both production and unit operating costs in 2019. We expect our 2019 share of bitumen production to be in the range of 33,000 to 38,000 barrels per day (12 to 14 million barrels annualized), including estimated production curtailments and unit operating costs to be $26.00 to $29.00 per barrel for the year. Consistent with the announced curtailments, we expect production to be lower in the first quarter at a range of 30,000 to 32,000 barrels per day. With the lower production, we also expect unit operating costs to be higher in the first quarter.

Consistent with the Government of Alberta’s production curtailment announcement, our production guidance for 2019 assumes the mandatory production curtailments as described

29    Teck Resources Limited 2018 Fourth Quarter News Release

above. The high end of our production guidance reflects curtailments being lifted in the second quarter.

Based on our share of Fort Hills operating at full production rates (approximately 90% of nameplate capacity of 194,000 barrels per day), our estimated EBITDA sensitivity to a US$1/barrel change in the WCS price is approximately $18.5 million, and $13.5 million in respect of our after-tax profit.

Frontier Energy Project

The regulatory application review of Frontier continued with a public hearing before a joint federal/provincial panel that concluded in December 2018. The earliest a federal decision statement could be expected for Frontier is in the second half of 2019. Our expenditures on Frontier are limited to supporting this process. We continue to evaluate the future project schedule and development options as part of our ongoing capital review and prioritization process.

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $82 million in the fourth quarter compared with $136 million a year ago. Significant items included negative settlement pricing adjustments of $32 million, $27 million for take or pay contract costs, and $16 million of environmental provisions.

The table below outlines our outstanding receivable positions, provisionally valued at December 31, 2018 and September 30, 2018.

	Outstanding at		Outstanding at
	December 31, 2018		September 30, 2018
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	93	2.70	81	2.80
Zinc	208	1.12	215	1.16

We recorded $41 million of asset impairments in the fourth quarter relating to capitalized exploration expenditures and Quebrada Blanca assets with the completion of mining activities in the fourth quarter.

Our finance expense of $68 million in the fourth quarter increased by $23 million from a year ago. Our finance expense includes the interest expense on our debt, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. The primary reason for the increase in our finance expense is that we are no longer capitalizing interest on Fort Hills. Partly offsetting this is a reduction in debt interest due to lower outstanding debt balances. The amount of interest capitalized against our development projects, including $55 million for QB2, reflects our increased carrying values when compared with a year ago, partially offset by the cessation of interest capitalization for Fort Hills.

30    Teck Resources Limited 2018 Fourth Quarter News Release

Non-operating expense in the fourth quarter was $40 million comprised of a $33 million loss on the revaluation of the embedded call option on our 8.5% long-term notes (due in 2024), and net foreign exchange losses of $7 million.

Income Taxes

Income and resource taxes for the quarter were $261 million, or 37% of pre-tax profits. This effective tax rate is higher than the Canadian statutory income tax rate of 27% as a result of resource taxes and higher rates in some foreign jurisdictions. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes, in Canada. We remain subject to cash taxes in foreign jurisdictions.

Subsequent to year end, the Peruvian tax authority (SUNAT) issued an income tax assessment to Antamina (our 22.5% Peruvian affiliate) denying its accelerated depreciation allowance on costs incurred in 2013 related to the expansion of the Antamina mine, as provided under Antamina’s tax stability agreement. If the assessment is sustained, our indirect share of the current tax debt that Antamina may have to pay, including interest and penalties, is estimated to be approximately $40 million (US$30 million). However, since these items are mainly a matter of timing rather than the ultimate liability, the resulting charge to our earnings would be approximately $20 million (US$15 million) consisting of interest and penalties. If SUNAT’s view on the scope of the tax stability agreement were sustained and extended to 2015 (being the last year of tax stability), our indirect share of the tax debt that Antamina may have to pay, including interest and penalties, could reach about $125 million (US$94 million) and the charge to our earnings could reach about $60 million (US$45 million). Based on opinions from Peruvian counsel, we believe that Antamina’s original filing positions will ultimately prevail and Antamina will appeal the 2013 income tax assessment in due course. As a result, we have not provided for this matter in our financial statements as at December 31, 2018.

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FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	December 31,		December 31,
	2018		2017

Term notes	$3,809		$4,831
Unamortized fees and discounts	(31)		(40)
Other	268		286
Debt (US$ in millions)	$4,046		$5,077

Debt (Canadian $ equivalent)[1] (A)	$5,519		$6,369
Less cash balances	(1,734)		(952)
Net debt[2] (B)	$3,785		$5,417

Equity (C)	$23,018		$19,993
Debt to debt-plus-equity ratio[2] (A/(A+C))	19%		24%
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	14%		21%
Debt to EBITDA ratio2 3	0.9	x	1.1	x
Net debt to EBITDA ratio2 3	0.6	x	1.0	x
Average interest rate	6.1%		5.7%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Our liquidity remains strong at $6.6 billion inclusive of $1.3 billion in cash. At December 31, 2018, our debt to EBITDA and net debt to EBITDA ratios were 0.9 and 0.6, respectively.
In 2018, we purchased US$1.0 billion aggregate principal amount of certain of our outstanding notes pursuant to cash tender offers. At December 31, 2018, the principal balance of our public notes was US$3.8 billion.

On January 16, 2019, Moody’s upgraded our corporate family rating from Ba1 with a positive outlook to Baa3 with a stable outlook. We have credit ratings of BB+ with positive outlook from each of S&P and Fitch.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is the requirement for our net debt to capitalization ratio not to exceed 55%. That ratio was 13% at December 31, 2018.

Our committed credit facilities, which were both amended in the fourth quarter, are our US$4.0 billion revolving credit facility maturing November 2023 and our US$600 million revolving credit facility maturing November 2021. As part of these amendments, the guarantees of our obligations from material subsidiaries were released.

32    Teck Resources Limited 2018 Fourth Quarter News Release

As at December 31, 2018, there were no amounts outstanding under the US$4.0 billion facility and US$573 million of letters of credit outstanding under the US$600 million facility.

When our credit ratings are below investment grade, we are required to satisfy financial security requirements under various take-or-pay contracts. As at December 31, 2018, an aggregate of US$672 million of letters of credit were issued in respect of long-term power purchase agreements for the Quebrada Blanca Phase 2 project and $204 million in respect of certain long-term transport service agreements for our share of the Fort Hills project. These letters of credit are issued under our US$600 million committed revolving credit facility maturing November 2021 and various uncommitted bilateral credit agreements.

We also have various other uncommitted credit facilities and arrangements that secure our reclamation and other obligations in the amount of approximately $2.15 billion. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change and closure plans are updated.

Operating Cash Flow

Cash flow from operations in the fourth quarter of $1.4 billion was similar to $1.5 billion a year ago.

Changes in non-cash working capital items resulted in a source of cash of $452 million in the fourth quarter, compared with $259 million in the same period a year ago. Typically, in the fourth quarter of each year we realize a substantial source of cash from our Red Dog Operations as working capital significantly decreases due to the seasonality of sales from the operation. In addition, during the fourth quarter of this year, accounts receivable decreased by approximately $140 million, primarily due to timing of sales of steelmaking coal and lower year end closing prices for base metals and blended bitumen.

Investing Activities

Expenditures on property, plant and equipment were $666 million in the fourth quarter, including $187 million of new mine development for the QB2 project, $260 million on sustaining capital and $179 million on major enhancement projects. The largest components of sustaining expenditures were $85 million at our steelmaking coal operations, $62 million at our Trail Operations and $25 million each at Red Dog and Antamina.

Capitalized production stripping costs were $173 million in the fourth quarter compared with $178 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal mines.

Financing Activities

Debt interest and finance charges paid were $75 million in the fourth quarter compared with $95 million in the same period a year ago.

We paid a quarterly dividend of $0.15 per share, which totaled $86 million in the fourth quarter. The dividend consisted of a $0.10 per share supplemental dividend and our regular base dividend of $0.05 per share.

33    Teck Resources Limited 2018 Fourth Quarter News Release

Under our previously announced normal course issuer bid program, we repurchased 4.7 million Class B subordinate voting shares in the fourth quarter for a total of $131 million. Purchases are continuing in 2019.

OUTLOOK

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2018, $2.6 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Demand fundamentals, especially for steelmaking coal, refined zinc and refined copper, remain strong and prices for steelmaking coal rose substantially in the past year, contributing additional revenues and cash flows. Production and logistics disruptions in a number of the coal producing regions continued to have an effect on available supplies and market prices. Recent uncertainty in global markets arising from government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the various products we produce. Price volatility will continue, but over the long-term, the industrialization of emerging economies, as well as infrastructure replacement in developed economies, will continue to be a major factor in the demand for the commodities we produce.

While price volatility remains a significant factor in our industry, we have taken significant steps to insulate our company from its effects. We have improved operations and made selective short-term decisions to maximize production more specifically in our steelmaking coal operations to capture significant gross profit cash margins. We have strengthened our balance sheet and credit ratings by reducing debt. Further, the supply and demand balance for our products is favorable. Combined, these factors are significant positives for the outlook for our company.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based
34    Teck Resources Limited 2018 Fourth Quarter News Release

on our current balance sheet, our expected 2019 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.32, is as follows:

	2019 Mid-Range		Estimated	Estimated
	Production		Effect of Change	Effect on
	Estimates[1]	Change	On Profit[2]	EBITDA[2]

US$ exchange		CAD$0.01	$ 48 million	$ 76 million
Steelmaking coal (million tonnes)	26.25	US$1/tonne	$ 20 million	$ 31 million
Copper (000’s tonnes)	300.0	US$0.01/lb.	$ 5 million	$ 8 million
Zinc (000’s tonnes)[3]	942.5	US$0.01/lb.	$ 10 million	$ 13 million
WCS (million bbl)[4]	13.0	US$1/bbl	$ 12 million	$ 17 million
WTI [5]		US$1/bbl	$ 9 million	$ 12 million

Notes:
1)	All production estimates are subject to change based on market and operating conditions.
2)
The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.

3)	Zinc includes 307,500 tonnes of refined zinc and 635,000 tonnes of zinc contained in concentrate.
4)	Bitumen volumes from our energy business unit.
5)
Our WTI oil price sensitivity takes into account our interest in Fort Hills for respective change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.

2019 Production and Other Guidance

Our steelmaking coal production in 2019 is expected to be in the range of 26.0 to 26.5 million tonnes compared with 26.2 million tonnes produced in 2018. Our actual production will depend primarily on customer demand for deliveries of steelmaking coal. Depending on market conditions and the sales outlook, we may adjust our production plans.

Our copper production for 2019 is expected to be in the range of 290,000 to 310,000 tonnes compared with 293,900 tonnes produced in 2018. Copper production at Highland Valley Copper is expected to increase approximately 17,000 tonnes as a result of higher ore grades. Our share of production from Antamina and Carmen de Andacollo in 2019 is expected to remain similar to 2018 levels.

Our zinc in concentrate production in 2019 is expected to be in the range of 620,000 to 650,000 tonnes compared with 705,000 tonnes produced in 2018. Red Dog’s production is expected to be between 535,000 to 555,000 tonnes, approximately 7% lower than 2018 production levels. Our share of Antamina’s zinc production in 2019 is expected to decrease by approximately 25,000 tonnes. Refined zinc production in 2019 from our Trail Operations is expected to be in the range of 305,000 to 310,000 tonnes compared with 302,900 tonnes produced in 2018.

Our share of bitumen production in 2019 is expected to be in the range of 12 to 14 million barrels (33,000 to 38,000 barrels per day), including estimated production curtailments. The high end of our guidance reflects the Government of Alberta’s production curtailments being lifted in the second quarter of 2019.
35    Teck Resources Limited 2018 Fourth Quarter News Release

In 2019, we expect to spend approximately $140 million on research and development initiatives including our Ideas at Work technology and innovation fund, projects that could reduce our energy consumption and GHG emissions and the continued advancement of research and development of alternative water treatment strategies, including with respect to SRF technology.

We will apply IFRS 16, Leases (IFRS 16) from January 1, 2019 and expect to record additional leases on our consolidated balance sheet, which will increase our debt and property, plant and equipment balances. As a result of recognizing additional lease liabilities and right of use assets, we expect a reduction in our cost of sales, as operating lease expense will be replaced by depreciation expense and finance expense.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, settlements receivable and payable, and prepayment rights on certain long-term debt notes. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

36    Teck Resources Limited 2018 Fourth Quarter News Release

GUIDANCE

Production Guidance

The table below shows our share of production of our principal products for 2018, our guidance for production in 2019 and our guidance for production for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum and bitumen)	2018	2019 Guidance	Three-Year Guidance 2020 – 2022

PRINCIPAL PRODUCTS

Steelmaking coal (million tonnes)	26.2	26.0 – 26.5	26.5 – 27.5

Copper1 2 3
Highland Valley Copper	100.8	115 – 120	135 – 155
Antamina	100.4	95 – 100	90 – 95
Carmen de Andacollo	67.2	62 – 67	60
Quebrada Blanca [5]	25.5	20 – 23	–
	293.9	290 – 310	285 – 305
Zinc1 2 4
Red Dog	583.2	535 – 555	500 – 520
Antamina	92.1	65 – 70	100 – 110
Pend Oreille	29.7	20 – 30	–
	705.0	620 – 650	600 – 630
Refined zinc
Trail Operations	302.9	305 – 310	310 – 315

Bitumen (million barrels)2 6 7
Fort Hills	6.8	12 – 14	14
OTHER PRODUCTS

Lead[1]
Red Dog	98.4	85 – 90	85 – 100

Refined lead
Trail Operations	61.0	70 – 75	85 – 95

Molybdenum (million pounds)1 2
Highland Valley Copper	8.7	6.0	4.0 – 5.0
Antamina	2.3	2.0	2.0 – 3.0
	11.0	8.0	6.0 – 8.0
Refined silver (million ounces)
Trail Operations	11.6	13 – 14	N/A

Notes:
1)	Metal contained in concentrate.
2)
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 90% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

3)	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4)	Total zinc includes co-product zinc production from our copper business unit.
5)	Excludes production from QB2 for three-year guidance 2020–2022.
6)	Results for 2018 are effective from June 1, 2018.
7)	The 2020–2022 bitumen production guidance does not include potential near-term debottlenecking opportunities. See energy business unit for more information.

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Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q4 2018	Q1 2019 Guidance

Steelmaking coal (million tonnes)	6.6	6.1 – 6.3
Zinc (000’s tonnes)[1]
Red Dog	175.7	125 – 130

Note:
1)	Metal contained in concentrate.

Unit Cost Guidance

The table below reports our unit costs for selected principal products for 2018 and our guidance for unit costs for selected principal products in 2019.

	2018	2019 Guidance

Steelmaking coal[1]
Adjusted site cost of sales[5]	$62	$62 – 65
Transportation costs	37	37 – 39
Unit costs[5] – CAD$/tonne	$99	$99 – 104

Copper[2]
Total cash unit costs[5] (US$/lb.)	1.74	1.70 – 1.80
Net cash unit costs3 5 (US$/lb.)	$1.23	$1.45 – 1.55

Zinc[4]
Total cash unit costs[5] (US$/lb.)	0.49	0.50 – 0.55
Net cash unit costs3 5 (US$/lb.)	$0.31	$0.35 – 0.40

Bitumen
Adjusted operating costs[5] (CAD$/barrel)	$32.89	$26 – 29

Notes:
1)	Steelmaking coal unit costs are reported in Canadian dollars per tonne.
2)
Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper total cash costs after by-product margins include adjusted cash cost of sales, smelter processing charges and cash margin for by-products including co-products. Assumes a zinc price of US$1.30 per pound, a molybdenum price of US$12 per pound, a silver price of US$16.00 per ounce, a gold price of US$1,250 per ounce and a Canadian/U.S. dollar exchange rate of $1.30.

3)	After co and by-product margins.
4)
Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc total cash costs after by-product margins are mine costs including adjusted cash cost of sales, smelter processing charges and cash margin for by-products. Assumes a lead price of US$1.00 per pound, a silver price of US$16.00 per ounce and a Canadian/U.S. dollar exchange rate of $1.30. By-products include both by-products and co-products.

5)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

38    Teck Resources Limited 2018 Fourth Quarter News Release

Capital Expenditure Guidance

(Teck’s share in CAD$ millions)	2018	2019 Guidance
Sustaining
Steelmaking coal[1]	$232	$540
Copper	157	240
Zinc	225	170
Energy	21	60
Corporate	10	5
	$645	$1,015
Major Enhancement
Steelmaking coal[2]	$230	$410
Copper	62	70
Zinc	107	60
Energy	69	100
	$468	$640
New Mine Development
Copper[3]	$56	$130
Zinc	38	30
Energy	285	30
	$379	$190
Total
Steelmaking coal	$462	$950
Copper	275	440
Zinc	370	260
Energy	375	190
Corporate	10	5
	$1,492	$1,845

QB2 capital expenditures	$414	$1,930
Total before SMM and SC contributions	1,906	3,775
Estimated SMM and SC contributions to capital expenditures[4]	–	(1,585)
Total Teck spend	$1,906	$2,190

Notes:
1)
For steelmaking coal, sustaining capital includes Teck’s share of water treatment charges of $57 million in 2018. Sustaining capital guidance includes Teck’s share of water treatment charges related to the Elk Valley Water Quality Plan, which are approximately $235 million in 2019.

2)	For steelmaking coal major enhancement capital guidance includes $210 million relating to the facility upgrade at Neptune Bulk Terminals that will be funded by Teck.
3)	For copper, new mine development guidance for 2019 includes early scoping studies for QB3, Zafranal, San Nicolás and Galore Creek.
4)
Total estimated SMM and SC contributions are $1.77 billion. The difference will be in cash at December 31, 2019. Total estimated contributions are US$1.2 billion as disclosed and US$142 million for their share of expenditures from January 1, 2019 to March 31, 2019.

Consistent with our direct funding of the capital expenditures, we have included our investments in both sustaining and major expansion at Neptune Bulk Terminals into our capital expenditures and guidance going forward. This is consistent with our presentation of these items in previous years when we funded significant capital projects, most recently in 2013.

39    Teck Resources Limited 2018 Fourth Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck’s share in CAD$ millions)	2018	2019 Guidance
Capitalized Stripping
Steelmaking coal	$507	$410
Copper	161	175
Zinc	39	45
	$707	$630

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2018				2017 (restated)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$3,247	$3,209	$3,016	$3,092	$3,156	$3,075	$2,832	$2,847

Gross profit	1,011	1,009	1,241	1,360	1,263	1,068	1,073	1,163

EBITDA[1]	1,152	2,064	1,403	1,555	1,563	1,370	1,341	1,315

Profit attributable to shareholders	433	1,281	634	759	740	584	580	556

Basic earnings per share	$0.75	$2.23	$1.10	$1.32	$1.28	$1.01	$1.00	$0.96

Diluted earnings per share	$0.75	$2.20	$1.09	$1.30	$1.26	$0.99	$0.99	$0.95

Cash flow from operations	$1,352	$872	$1,100	$1,114	$1,458	$894	$1,407	$1,290

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Effective January 1, 2018, we adopted new IFRS pronouncements – IFRS 15, Revenue from Contracts with Customers (IFRS 15) and IFRS 9, Financial Instruments (IFRS 9). The effect of adoption of these new pronouncements is outlined in our Management’s Discussion and Analysis for the first quarter ended March 31, 2018.

Effective October 1, 2018, we adopted the hedging requirements section of IFRS 9. The adoption of these requirements did not affect our existing designated hedging arrangements.

We have also provided an overview below of IFRS 16, Leases (IFRS 16), which is effective from January 1, 2019.

40    Teck Resources Limited 2018 Fourth Quarter News Release

Leases

The IASB issued IFRS 16, Leases (IFRS 16), which eliminates the classification of leases as either operating or finance leases for a lessee. IFRS 16 is effective from January 1, 2019. Under IFRS 16, all leases will be recorded on the balance sheet for the lessee. The only exemptions to this will be for leases that are 12 months or less in duration or for leases of low-value assets. The requirement to record all leases on the balance sheet under IFRS 16 will increase “right-of-use” assets and lease liabilities on an entity’s financial statements. IFRS 16 will also change the nature of expenses relating to leases, as the straight-line lease expense previously recognized for operating leases will be replaced with depreciation expense for right-of-use assets and finance expense for lease liabilities. IFRS 16 includes an overall disclosure objective and requires a company to disclose (a) information about lease assets and expenses and cash flows related to leases, (b) a maturity analysis of lease liabilities, and (c) any additional company-specific information that is relevant to satisfying the disclosure objective.

As at December 31, 2018, our review and assessment of IFRS 16 and the effect on our financial statements is nearing completion. Our work around identification of leases is substantially complete and we are currently finalizing our calculation and review of the lease balances under the requirements of IFRS 16. We are also reviewing our processes and internal controls to ensure leases are properly identified and accounted for going forward. We will apply IFRS 16 as at January 1, 2019 using a cumulative catch-up approach where we will record leases prospectively from that date forward and will not restate comparative information. We will record right-of-use assets based on the lease liabilities determined as at January 1, 2019 and as a result, will not have a retained earnings adjustment on transition.

OUTSTANDING SHARE DATA

As at February 12, 2019, there were 559.7 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 19.6 million stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 23 of our 2017 audited financial statements.

The Toronto Stock Exchange (TSX) has accepted our notice of intention to make a normal course issuer bid (NCIB) to purchase up to 40 million Class B subordinate voting shares (Class B Shares) during the period starting October 10, 2018 and ending October 9, 2019, representing approximately 7.1% of the outstanding Class B shares, or 7.9% of the public float, as at October 3, 2018.

Any purchases made under the NCIB will be through the facilities of the TSX, the New York Stock Exchange or other exchanges or alternative trading systems in Canada and the United States, if eligible, or by such other means as may be permitted under the TSX’s regulations, including private agreements under an issuer bid exemption order or block purchases in accordance with applicable regulations. Any purchases made by way of private agreement under an applicable exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price, as provided for in such exemption order.

Under the TSX rules, except pursuant to permitted exceptions, the number of Class B Shares purchased on the TSX on any given day will not exceed 377,798 Class B Shares, which is 25% of
41    Teck Resources Limited 2018 Fourth Quarter News Release

the average daily trading volume for the Class B Shares on the TSX during the six-month period ended September 30, 2018 of 1,511,195, calculated in accordance with the TSX rules. The actual number of Class B Shares to be purchased and the timing of any such purchases will generally be determined by us from time to time as market conditions warrant. In addition, we may from time to time repurchase Class B Shares under an automatic securities repurchase plan, which will enable purchases during times when we would typically not be permitted to purchase our shares due to regulatory or other reasons. All repurchased shares will be cancelled. Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300-550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the quarter ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

42    Teck Resources Limited 2018 Fourth Quarter News Release

REVENUES AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2018	2017	2018	2017

REVENUES
Steelmaking coal	$1,674	$1,336	$6,349	$6,014

Copper
Highland Valley Copper	196	259	941	733
Antamina	268	287	1,061	936
Carmen de Andacollo	121	167	488	549
Quebrada Blanca	48	47	224	182
	633	760	2,714	2,400

Zinc
Trail Operations	393	571	1,942	2,266
Red Dog	545	649	1,696	1,752
Pend Oreille	29	31	98	105
Other	2	1	8	8
Intra-segment revenues	(149)	(192)	(650)	(635)
	820	1,060	3,094	3,496
Energy[1]	120	–	407	–
TOTAL REVENUES	$3,247	$3,156	$12,564	$11,910

GROSS PROFIT (LOSS)
Steelmaking coal	$819	$625	$3,040	$3,014

Copper
Highland Valley Copper	3	60	164	18
Antamina	152	171	652	534
Carmen de Andacollo	27	47	121	142
Quebrada Blanca	(43)	10	(59)	(107)
Other	(1)	–	(1)	(1)
	138	288	877	586
Zinc
Trail Operations	(47)	39	16	131
Red Dog	256	311	864	874
Pend Oreille	1	–	(20)	(12)
Other	(4)	–	9	(26)
	206	350	869	967
Energy[1]	(152)	–	(165)	–
TOTAL GROSS PROFIT	$1,011	$1,263	$4,621	$4,567

Note:
1)	Energy results, for the year ended December 31, 2018, are effective from June 1, 2018.

43    Teck Resources Limited 2018 Fourth Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2018	2017	2018	2017

OPERATING COSTS
Steelmaking coal	$414	$318	$1,587	$1,377

Copper
Highland Valley Copper	144	133	561	488
Antamina	61	70	213	214
Carmen de Andacollo	66	91	270	302
Quebrada Blanca	71	8	195	129
Other	1	–	1	1
	343	302	1,240	1,134

Zinc
Trail Operations	133	103	467	437
Red Dog	78	85	248	242
Pend Oreille	23	23	101	84
Other	6	1	(1)	34
	240	212	815	797
Energy[1]	125	–	257	–
Total operating costs	$1,122	$832	$3,899	$3,308

TRANSPORTATION COSTS
Steelmaking coal	$255	$211	$975	$892

Copper
Highland Valley Copper	8	10	37	32
Antamina	8	7	29	24
Carmen de Andacollo	7	7	25	25
Quebrada Blanca	1	1	3	3
	24	25	94	84
Zinc
Trail Operations	36	35	144	140
Red Dog	50	43	131	127
Pend Oreille	–	–	1	2
	86	78	276	269
Energy[1]	28	–	63	–
Total transportation costs	$393	$314	$1,408	$1,245

Note:
1)	Energy results, for the year ended December 31, 2018, are effective from June 1, 2018.

44    Teck Resources Limited 2018 Fourth Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2018	2017	2018	2017

RAW MATERIAL PURCHASES
Zinc concentrate purchases
Trail Operations	$252	$375	$1,240	$1,480
Intra-segment purchases	(149)	(192)	(650)	(635)
	103	$183	590	$845
Energy1 2	93	–	193	–
Total raw material purchases	$196	$183	$783	$845

ROYALTY COSTS
Steelmaking coal	$5	$3	$17	$13

Copper
Antamina	7	8	25	28

Zinc
Red Dog	113	176	327	412
Pend Oreille	–	–	1	–
	113	176	328	412
Total royalty costs	$125	$187	$370	$453

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$181	$179	$730	$718

Copper
Highland Valley Copper	41	56	179	195
Antamina	40	31	142	136
Carmen de Andacollo	21	22	72	80
Quebrada Blanca	19	28	85	157
	121	137	478	568
Zinc
Trail Operations	19	19	75	78
Red Dog	48	34	126	97
Pend Oreille	5	8	15	31
	72	61	216	206
Energy[1]	26	–	59	–
Total depreciation and amortization	$400	$377	$1,483	$1,492
TOTAL COST OF SALES	$2,236	$1,893	$7,943	$7,343

Notes:
1)	Energy results, for the year ended December 31, 2018, are effective from June 1, 2018.
2)	Includes diluent and non-proprietary blend purchases.

45    Teck Resources Limited 2018 Fourth Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2018	2017	2018	2017

Steelmaking coal	$111	$132	$507	$506

Copper
Highland Valley Copper	19	22	79	69
Antamina	18	18	77	75
Carmen de Andacollo	1	2	5	3
	38	42	161	147

Zinc
Red Dog	24	4	39	25
Total	$173	$178	$707	$678

46    Teck Resources Limited 2018 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.
	Three months ended December 31,		Year ended December 31,
Steelmaking coal	2018	2017	2018	2017

Waste production (million BCM’s)	69.9	70.4	280.5	271.9
Clean coal production (million tonnes)	7.3	6.9	26.2	26.6
Clean coal strip ratio (waste BCM’s/coal tonnes)	9.6:1	10.2:1	10.7:1	10.2:1
Sales (million tonnes)	6.6	6.3	26.0	26.5

Highland Valley Copper

Tonnes mined (000's)	29,872	31,366	112,037	118,766
Tonnes milled (000's)	14,924	13,760	51,888	52,285

Copper
Grade (%)	0.20	0.29	0.25	0.24
Recovery (%)	77.6	76.2	78.6	74.4
Production (000's tonnes)	22.7	30.2	100.8	92.8
Sales (000's tonnes)	20.8	29.0	102.6	89.1
Molybdenum
Production (million pounds)	2.0	2.9	8.7	9.3
Sales (million pounds)	2.7	3.2	9.0	8.9

Antamina

Tonnes mined (000's)	62,850	59,125	242,407	236,366
Tonnes milled (000's)
Copper-only ore	7,917	8,446	29,333	31,768
Copper-zinc ore	4,994	4,652	21,914	19,336
	12,911	13,098	51,247	51,104
Copper[1]
Grade (%)	1.02	0.89	0.97	0.93
Recovery (%)	90.8	90.2	90.1	89.2
Production (000's tonnes)	118.0	103.9	446.1	422.5
Sales (000's tonnes)	125.3	113.8	439.9	418.1

Zinc[1]
Grade (%)	1.91	2.28	2.15	2.13
Recovery (%)	86.1	89.4	87.7	88.8
Production (000's tonnes)	85.3	94.9	409.3	372.1
Sales (000's tonnes)	92.0	106.7	413.4	376.8

Molybdenum
Production (million pounds)	2.7	3.7	10.2	8.7
Sales (million pounds)	3.6	4.6	10.9	5.7

Note:
1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

47    Teck Resources Limited 2018 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

Carmen de Andacollo

Tonnes mined (000’s)	6,370	6,523	24,140	26,516
Tonnes milled (000’s)	4,925	4,369	18,466	17,274
Copper
Grade (%)	0.40	0.46	0.40	0.47
Recovery (%)	87.4	88.3	86.9	89.0
Production (000’s tonnes)	17.1	17.8	63.5	72.5
Sales (000’s tonnes)	15.8	21.1	60.1	73.9

Copper cathode
Production (000’s tonnes)	0.8	1.1	3.7	3.5
Sales (000’s tonnes)	0.9	1.0	3.9	3.5

Gold[1]
Production (000’s ounces)	16.3	14.0	59.6	54.5
Sales (000’s ounces)	16.2	17.1	58.3	55.4

Note:
1)	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

	Three months ended December,		Year ended December 31,
Quebrada Blanca	2018	2017	2018	2017

Tonnes mined (000's)	874	3,454	10,936	13,416
Tonnes placed (000's)
Heap leach ore	–	–	–	622
Dump leach ore	814	2,598	6,854	8,690
	814	2,598	6,854	9,312
Grade (SCu%)[1]
Heap leach ore	–	–	–	0.42
Dump leach ore	0.35	0.37	0.48	0.41

Production (000's tonnes)
Heap leach ore	0.9	0.8	5.3	9.0
Dump leach ore	5.1	5.3	20.2	14.4
	6.0	6.1	25.5	23.4
Sales (000's tonnes)	5.7	5.4	26.1	22.7

Note:
1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

48    Teck Resources Limited 2018 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
Trail Operations	2018	2017	2018	2017

Concentrate treated (000’s tonnes)
Zinc	149	146	580	575
Lead	27	32	120	151
Metal production
Zinc (000's tonnes)	74.6	80.1	302.9	310.1
Lead (000's tonnes)	10.0	18.2	61.0	87.1
Silver (million ounces)	1.0	4.5	11.6	21.4
Gold (000's ounces)	3.3	12.2	34.5	46.7
Metal sales
Zinc (000's tonnes)	75.0	82.7	303.6	309.4
Lead (000's tonnes)	11.7	18.8	57.6	85.8
Silver (million ounces)	1.1	4.7	11.5	21.5
Gold (000's ounces)	3.4	13.3	35.1	46.5

Red Dog

Tonnes mined (000's)	2,721	2,786	11,469	11,726
Tonnes milled (000's)	1,296	1,037	4,429	4,270
Zinc
Grade (%)	14.9	16.5	15.7	15.5
Recovery (%)	83.0	82.8	83.9	82.1
Production (000's tonnes)	160.1	141.2	583.2	541.9
Sales (000's tonnes)	175.7	181.3	521.2	533.7
Lead
Grade (%)	4.2	5.0	4.4	5.0
Recovery (%)	49.1	48.5	50.2	52.3
Production (000's tonnes)	26.6	25.0	98.4	111.3
Sales (000's tonnes)	28.5	33.4	95.1	113.1

Pend Oreille

Tonnes mined (000's)	210	195	861	724
Tonnes milled (000's)	169	134	567	527
Zinc
Grade (%)	6.1	7.0	5.9	7.1
Recovery (%)	88.7	91.0	88.2	88.0
Production (000's tonnes)	9.3	8.6	29.7	33.1
Sales (000's tonnes)	9.0	8.3	30.2	32.7
Lead
Grade (%)	1.4	1.2	1.0	1.3
Recovery (%)	69.2	72.5	64.5	69.1
Production (000's tonnes)	1.6	1.1	3.7	4.8
Sales (000's tonnes)	1.7	1.0	3.9	4.7

49    Teck Resources Limited 2018 Fourth Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The above adjustments to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this
50    Teck Resources Limited 2018 Fourth Quarter News Release

information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cost of sales – Adjusted site cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described above, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Adjusted cash costs of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenues, but adds back crown royalties to arrive at the value of the underlying bitumen.
51    Teck Resources Limited 2018 Fourth Quarter News Release

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back crown royalties that are deducted from revenue.

Blended bitumen price realized – Blended bitumen price realized is blended bitumen revenue divided by blended bitumen barrels sold in the period.

Operating netback – Operating netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Debt to debt-plus-equity ratio – debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity, expressed as a percentage.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Debt to EBITDA ratio – debt to EBITDA ratio takes total debt as reported and divides that by EBITDA for the twelve months ended at the reporting period, expressed as the number of times EBITDA needs to be earned to repay all of the outstanding debt.

Net debt to EBITDA ratio – net debt to EBITDA ratio is the same calculation as the debt to EBITDA ratio, but using net debt as the numerator.

52    Teck Resources Limited 2018 Fourth Quarter News Release

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2018	2017	2018	2017

Basic earnings per share	$0.75	$1.28	$5.41	$4.26
Add (deduct):
Debt purchase losses	–	–	0.03	0.28
Debt prepayment option loss (gain)	0.04	0.02	0.05	(0.07)
Asset sales	–	(0.01)	(1.40)	(0.01)
Foreign exchange loss (gain)	–	0.03	(0.01)	(0.01)
Environmental provisions	0.02	0.10	0.02	0.10
Asset impairments (reversals)	0.05	(0.17)	0.05	(0.17)
Other	0.01	(0.07)	(0.02)	(0.02)
Adjusted basic earnings per share	$0.87	$1.18	$4.13	$4.36

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2018	2017	2018	2017

Diluted earnings per share	$0.75	$1.26	$5.34	$4.19
Add (deduct):
Debt purchase losses	–	–	0.03	0.28
Debt prepayment option loss (gain)	0.03	0.02	0.05	(0.06)
Asset sales	–	(0.01)	(1.39)	(0.01)
Foreign exchange loss (gain)	–	0.03	(0.01)	(0.01)
Environmental provisions	0.02	0.10	0.02	0.10
Asset impairments (reversals)	0.05	(0.17)	0.05	(0.17)
Other	0.01	(0.07)	(0.02)	(0.02)
Adjusted diluted earnings per share	$0.86	$1.16	$4.07	$4.30

53    Teck Resources Limited 2018 Fourth Quarter News Release

Reconciliation of Net Debt to EBITDA Ratio

	Twelve months ended December 31, 2018		Twelve months ended December 31, 2017

Profit attributable to shareholders	$3,107		$2,460
Finance expense net of finance income	219		212
Provision for income taxes	1,365		1,425
Depreciation and amortization	1,483		1,492
EBITDA	6,174	(B)	$5,589	(A)

Total debt at period end	5,519	(D)	$6,369	(C)
Less: cash and cash equivalents at period end	(1,734)		(952)
Net debt	3,785	(F)	$5,417	(E)
Debt to EDITDA ratio	0.9	(D/B)	1.1	(C/A)
Net Debt to EBITDA ratio	0.6	(F/B)	1.0	(E/A)

Reconciliation of EBITDA and Adjusted EBITDA
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2018	2017	2018	2017

Profit attributable to shareholders	$433	$740	$3,107	$2,460
Finance expense net of finance income	58	39	219	212
Provision for income taxes	261	407	1,365	1,425
Depreciation and amortization	400	377	1,483	1,492
EBITDA	$1,152	$1,563	$6,174	$5,589

Add (deduct):
Debt purchase losses	–	–	26	216
Debt prepayment option loss (gain)	33	13	42	(51)
Asset sales	–	(5)	(885)	(7)
Foreign exchange loss (gain)	7	15	(16)	(5)
Environmental provisions	18	81	18	81
Asset impairments (reversals)	41	(163)	41	(163)
Other	4	(41)	(10)	–
Adjusted EBITDA	$1,255	$1,463	$5,390	$5,660

54    Teck Resources Limited 2018 Fourth Quarter News Release

Reconciliation of Gross Profit (Loss) Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2018	2017	2018	2017

Gross profit	$1,011	$1,263	$4,621	$4,567
Depreciation and amortization	400	377	1,483	1,492
Gross profit before depreciation and amortization	$1,411	$1,640	$6,104	$6,059

Reported as:
Steelmaking coal	$1,000	$804	$3,770	$3,732

Copper
Highland Valley Copper	44	116	343	213
Antamina	192	202	794	670
Carmen de Andacollo	48	69	193	222
Quebrada Blanca	(24)	38	26	50
Other	(1)	–	(1)	(1)
	259	425	1,355	1,154

Zinc
Trail Operations	(28)	58	91	209
Red Dog	304	345	990	971
Pend Oreille	6	8	(5)	19
Other	(4)	–	9	(26)
	278	411	1,085	1,173
Energy[1]	(126)	–	(106)	–
Gross profit before depreciation and amortization	$1,411	$1,640	$6,104	$6,059

Note:
1)	Energy results for the year ended December 31, 2018 are effective from June 1, 2018.

55    Teck Resources Limited 2018 Fourth Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2018	2017	2018	2017

Revenues
Steelmaking coal (E)	$1,674	$1,336	$6,349	$6,014
Copper (F)	633	760	2,714	2,400
Zinc (G)	820	1,060	3,094	3,496
Energy (H)	120	–	407	–
Total	$3,247	$3,156	$12,564	$11,910

Gross profit (loss), before depreciation and amortization
Steelmaking coal (A)	$1,000	$804	$3,770	$3,732
Copper (B)	259	425	1,355	1,154
Zinc (C)	278	411	1,085	1,173
Energy (D)	(126)	–	(106)	–
Total	$1,411	$1,640	$6,104	$6,059

Gross profit margins before depreciation
Steelmaking coal (A/E)	60%	60%	59%	62%
Copper (B/F)	41%	56%	50%	48%
Zinc (C/G)	34%	39%	35%	34%
Energy (D/H)	(105)%	–	(26)%	–

56    Teck Resources Limited 2018 Fourth Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2018	2017	2018	2017

Cost of sales as reported	$855	$711	$3,309	$3,000
Less:
Transportation costs	(255)	(211)	(975)	(892)
Depreciation and amortization	(181)	(179)	(730)	(718)
Adjusted site cost of sales	$419	$321	$1,604	$1,390
Tonnes sold (millions)	6.6	6.3	26.0	26.5

Per unit amounts – CAD$/tonne
Adjusted site cost of sales	$63	$51	$62	$52
Transportation costs	39	34	37	34
Unit costs – CAD$/tonne	$102	$85	$99	$86

US$ AMOUNTS[1]
Average exchange rate (CAD$ per US$1.00)	$1.32	$1.27	$1.30	$1.30
Per unit amounts – US$/tonne
Adjusted site cost of sales	$48	$40	$47	$40
Transportation costs	29	27	29	26
Unit costs – US$/tonne	$77	$67	$76	$66

Note:
1)	Average period exchange rates are used to convert to US$/tonne equivalent.

57    Teck Resources Limited 2018 Fourth Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2018	2017	2018	2017

Revenue as reported	$633	$760	$2,714	$2,400
By-product revenue (A)	(111)	(127)	(472)	(378)
Smelter processing charges (B)	41	50	157	180
Adjusted revenue	$563	$683	$2,399	$2,202

Cost of sales as reported	$495	$472	$1,837	$1,814
Less:
Depreciation and amortization	(121)	(137)	(478)	(568)
Inventory (write-downs) provision reversal	(41)	25	(44)	12
Collective agreement charges	(4)	–	(5)	(15)
By-product cost of sales (C)	(15)	(15)	(61)	(54)
Adjusted cash cost of sales (D)	$314	$345	$1,249	$1,189

Payable pounds sold (millions) (E)	152.3	174.9	622.9	604.4
Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.06	$1.97	$2.01	$1.97
Smelter processing charges (B/E)	0.27	0.29	0.25	0.30
Total cash unit costs – CAD$/pound	$2.33	$2.26	$2.26	$2.27
Cash margin for by-products – ((A – C)/E)	(0.63)	(0.64)	(0.66)	(0.54)
Net cash unit costs – CAD$/pound	$1.70	$1.62	$1.60	$1.73

US$ AMOUNTS[1]
Average exchange rate (CAD$ per US$1.00)	$1.32	$1.27	$1.30	$1.30
Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.56	$1.55	$1.55	$1.52
Smelter processing charges	0.20	0.22	0.19	0.23
Total cash unit costs – US$/pound	$1.76	$1.77	$1.74	$1.75
Cash margin for by-products	(0.48)	(0.50)	(0.51)	(0.42)
Net cash unit costs – US$/pound	$1.28	$1.27	$1.23	$1.33

Note:
1)	Average period exchange rates are used to convert to US$/lb. equivalent.

58    Teck Resources Limited 2018 Fourth Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2018	2017	2018	2017

Revenue as reported	$820	$1,060	$3,094	$3,496
Less:
Trail Operations revenues as reported	(393)	(571)	(1,942)	(2,266)
Other revenues as reported	(2)	(1)	(8)	(8)
Add back: Intra-segment revenues as reported	149	192	650	635
	$574	$680	$1,794	$1,857
By-product revenues (A)	(97)	(132)	(316)	(400)
Smelter processing charges (B)	73	109	255	339
Adjusted revenue	$550	$657	$1,733	$1,796

Cost of sales as reported	$614	$710	$2,225	$2,529
Less:
Trail Operations cost of sales as reported	(440)	(532)	(1,926)	(2,135)
Other costs of sales as reported	(6)	(1)	1	(34)
Add back: Intra-segment purchases as reported	149	192	650	635
	$317	$369	$950	$995
Less:
Depreciation and amortization	(53)	(42)	(141)	(128)
Royalty costs	(113)	(176)	(328)	(412)
By-product cost of sales (C)	(20)	(23)	(70)	(77)
Adjusted cash cost of sales (D)	$131	$128	$411	$378
Payable pounds sold (millions) (E)	347.7	355.5	1,035.5	1,060.9

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.38	$0.36	$0.40	$0.35
Smelter processing charges (B/E)	0.21	0.31	0.25	0.32
Total cash unit costs – CAD$/pound	$0.59	$0.67	$0.65	$0.67
Cash margin for by-products – ((A - C)/E)	(0.22)	(0.31)	(0.24)	(0.30)
Net cash unit costs – CAD$/pound	$0.37	$0.36	$0.41	$0.37

US$ amounts[2]

Average exchange rate (CAD$ per US$1.00)	$1.32	$1.27	$1.30	$1.30

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.29	$0.28	$0.30	$0.27
Smelter processing charges	0.16	0.24	0.19	0.25
Total cash unit costs – US$/pound	$0.45	$0.52	$0.49	$0.52
Cash margin for by-products	(0.17)	(0.24)	(0.18)	(0.24)
Net cash unit costs – US$/pound	$0.28	$0.28	$0.31	$0.28

Notes:
1)	Red Dog and Pend Oreille.
2)	Average period exchange rates are used to convert to US$/lb. equivalent.

59    Teck Resources Limited 2018 Fourth Quarter News Release

Energy Business Unit – Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations1

	Three months ended	Year ended
(CAD$ in millions, except where noted)	December 31, 2018	December 31, 2018

Revenue as reported	$120	$407
Less:
Cost of diluent for blending	(93)	(181)
Non-proprietary product revenue	–	(18)
Add back: crown royalties (D)	4	14
Adjusted revenue (A)	$31	$222

Cost of sales as reported	$272	$572
Less:
Depreciation and amortization	(26)	(59)
Inventory write-downs	(34)	(34)
Cash cost of sales	$212	$479
Less:
Cost of diluent for blending	(93)	(181)
Cost of non-proprietary product purchased	–	(12)
Transportation for non-proprietary product purchased	–	(3)
Transportation for costs FRB (C)	(28)	(60)
Adjusted operating costs (E)	$91	$223

Blended bitumen barrels sold (000’s)	4,479	8,746
Less diluent barrels included in blended bitumen (000’s)	(1,100)	(1,965)
Bitumen barrels sold (000’s) (B)	3,379	6,781

Per barrel amounts – CAD$
Bitumen price realized (A/B)	$8.98	$32.81
Crown royalties (D/B)	(0.98)	(2.04)
Transportation costs for FRB (C/B)	(8.22)	(8.83)
Adjusted operating costs (E/B)	(26.91)	(32.89)
Operating netback – CAD$ per barrel	$(27.13)	$(10.95)

Notes:
1)	Results for the year ended December 31, 2018 are effective from June 1, 2018.
2)
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

60    Teck Resources Limited 2018 Fourth Quarter News Release

Blended Bitumen Price Realized Reconciliation2
	Three months ended	Year ended
(CAD$ in millions, except where noted)	December 31, 2018	December 31, 2018

Revenue as reported	$120	$407
Less: non-proprietary product revenue	–	(18)
Add back: crown royalties	4	14
Blended bitumen revenue (A)	$124	$403
Blended bitumen barrels sold (000’s) (B)	4,479	8,746
Blended bitumen price realized – (CAD$/barrel) (A/B) = D1	$27.60	$46.14
Average exchange rate (C$ per US$1.00) (C)	1.32	1.31
Blended bitumen price realized – (US$/barrel) (D/C)[1]	$20.89	$35.12

Notes:
1)	Calculated per unit amounts may differ due to rounding.
2)	Results for the year ended December 31, 2018 are effective from June 1, 2018.

61    Teck Resources Limited 2018 Fourth Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

These forward-looking statements, including under the headings “Outlook,” that appear in various places in this release, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated global and regional supply and demand for our commodities, production, sales and unit cost guidance and forecasts for our products and individual operations, capital expenditure guidance, capitalized stripping guidance, mine lives and duration of operations at our various mines and operations, expectations regarding the closing of the subscription by SMM and SC in QBSA; timing and amount of our equity contributions to the QB2 project; ability or intention to return capital to shareholders and pursue other opportunities, our expectation that coal production volumes can be adjusted to reflect market demand, mine lives and the expected life of our various operations, including our expectation that we will be able to extend the mine lives of Fording River, Elkview and Greenhills our strategy to maintain a level of production in the Elk Valley and benefits of expansion at Elkview Operations, expectations regarding the potential for the proposed MacKenzie Redcap development at Cardinal River to supply additional coal production or extend production at Cardinal River and the costs associated therewith, Elk Valley Water Quality Plan spending guidance, including projected 2019 capital spending and other capital spending guidance, expected operating costs associated with the Plan, timing of AWTF construction and projected number of AWTFs required, expectations regarding the additional treatment steps associated with the water quality plan and related benefits, operating cost increase guidance associated with the Plan, potential for saturated fills to reduce capital and operating costs associated with active water treatment, expected spending on research and development and the potential of the projects to reduce energy consumption and GHG emissions, expectations regarding the Neptune facility upgrade, including costs, timing and anticipated benefits, anticipated benefits and timing of our ball mill project at Highland Valley, expected spending and activities on our Project Satellite properties, the anticipated benefits of the Red Dog mill upgrade project and the associated timing and cost, potential to debottleneck at Fort Hills and expand production capacity, potential to increase Fort Hills production, the timing of a decision statement regarding the Frontier Project, our expectations regarding the Antamina tax assessment, including the expectation that Antamina’s original filing positions will ultimately prevail, projections and sensitivities under the heading “Commodity Prices and Sensitivities,” projections under the heading “2019 Production and Other Guidance,” impact of certain accounting initiatives and estimates, all guidance appearing in this news release including but not limited to the production, sales, unit cost and capital expenditure guidance under the heading “Guidance”, the sensitivity of our profit and EBITDA to changes in currency exchange rates and commodity price changes, the expectation that our efforts have helped insulate our company from the effects of price volatility, the expectations regarding the number of Class B shares that might be purchased under the normal course issuer bid and demand and market outlook for commodities and our products. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.
62    Teck Resources Limited 2018 Fourth Quarter News Release

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation, including rail and port service, for our products, assumptions that rail and port services perform adequately, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees, business partners, joint venturers and communities in which we operate. Assumptions regarding Quebrada Blanca Phase 2 are based on current project assumptions and the final Feasibility Study. Assumptions regarding the benefits of SRF and efforts to reduce water treatment costs are based on the assumption that technologies will work on a wide scale. Assumptions regarding the costs and benefits of the Highland Valley, Red Dog, Neptune and other projects include assumptions that the project performs as expected. Our Guidance tables include footnotes with further assumptions. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Fort Hills is not controlled by us and schedules and costs may be adjusted by our partners, and timing of spending and continued development is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated. Purchases of Class B shares under the normal course issuer bid may be affected by, amount other things, availability of Class B shares, share price volatility, and availability of funds to purchase shares. Closing of the QB2 transaction depends on certain regulatory approvals; if all required approvals are not received in a timely manner, or other conditions to closing are not satisfied, the timing and ability to close will be negatively affected.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops
63    Teck Resources Limited 2018 Fourth Quarter News Release

as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2017, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information regarding our material mining projects in this quarterly report was reviewed, approved and verified by Mr. Rodrigo Alves Marinho, P.Geo., an employee of Teck. Mr. Marinho is a qualified person, as defined under National Instrument (NI) 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2018 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Wednesday, February 13, 2019. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

64    Teck Resources Limited 2018 Fourth Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Year Ended December 31, 2018
(Unaudited)

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except for share data)	2018	2017 (restated)	2018	2017 (restated)

Revenues	$3,247	$3,156	$12,564	$11,910
Cost of sales	(2,236)	(1,893)	(7,943)	(7,343)
Gross profit	1,011	1,263	4,621	4,567

Other operating income (expenses)
General and administration	(50)	(37)	(142)	(116)
Exploration	(24)	(20)	(69)	(58)
Research and development	(10)	(15)	(35)	(55)
Impairment reversal (asset impairments)	(41)	163	(41)	163
Other operating income (expense) (Note 1)	(82)	(136)	450	(230)
Profit from operations	804	1,218	4,784	4,271

Finance income (Note 2)	10	6	33	17
Finance expense (Note 2)	(68)	(45)	(252)	(229)
Non-operating income (expense) (Note 3)	(40)	(25)	(52)	(151)
Share of income (loss) of associates and joint ventures	–	1	(3)	6
Profit before taxes	706	1,155	4,510	3,914
Provision for income taxes	(261)	(407)	(1,365)	(1,425)
Profit for the period	$445	$748	$3,145	$2,489
Profit attributable to:
Shareholders of the company	$433	$740	$3,107	$2,460
Non-controlling interests	12	8	38	29
Profit for the period	$445	$748	$3,145	$2,489

Earnings per share
Basic	$0.75	$1.28	$5.41	$4.26
Diluted	$0.75	$1.26	$5.34	$4.19
Weighted average shares outstanding (millions)	573.3	577.0	573.9	577.5
Weighted average diluted shares outstanding (millions)	580.1	585.7	582.1	586.4
Shares outstanding at end of period (millions)	570.7	573.3	570.7	573.3

66    Teck Resources Limited 2018 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2018	2017 (restated)	2018	2017 (restated)

Operating activities
Profit for the period	$445	$748	$3,145	$2,489
Depreciation and amortization	400	377	1,483	1,492
Provision for income taxes	261	407	1,365	1,425
Asset impairments and (impairment reversal)	41	(163)	41	(163)
Gain on sale of investments and assets	(1)	(16)	(892)	(51)
Foreign exchange loss (gains)	7	15	(16)	(5)
Loss on debt repurchase	–	–	26	216
Loss (gain) on debt prepayment options	33	13	42	(51)
Net finance expense	58	39	219	212
Income taxes paid	(137)	(288)	(780)	(879)
Other	(207)	67	(166)	195
Net change in non-cash working capital items	452	259	(29)	169
	1,352	1,458	4,438	5,049
Investing activities
Expenditures on property, plant and equipment	(666)	(546)	(1,906)	(1,621)
Capitalized production stripping costs	(173)	(178)	(707)	(678)
Expenditures on investments and other assets	(32)	(160)	(284)	(309)
Proceeds from investments and assets	13	14	1,292	126
	(858)	(870)	(1,605)	(2,482)
Financing activities
Repurchase and repayment of debt	(32)	(8)	(1,410)	(1,929)
Debt interest and finance charges paid	(75)	(95)	(407)	(495)
Issuance of Class B subordinate voting shares	5	11	54	26
Purchase and cancellation of Class B subordinate voting shares	(131)	(175)	(189)	(175)
Dividends paid	(86)	(257)	(172)	(344)
Distributions to non-controlling interests	(9)	(7)	(40)	(56)
	(328)	(531)	(2,164)	(2,973)

Effect of exchange rate changes on cash and cash equivalents	85	6	113	(49)
Increase (decrease) in cash and cash equivalents	251	63	782	(455)

Cash and cash equivalents at beginning of period	1,483	889	952	1,407
Cash and cash equivalents at end of period	$1,734	$952	$1,734	$952

67    Teck Resources Limited 2018 Fourth Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

		December 31,
(CAD$ in millions)	December 31, 2018	2017 (restated)

ASSETS

Current assets
Cash and cash equivalents	$1,734	$952
Current income taxes receivable	78	48
Trade and settlement receivables	1,180	1,419
Inventories	2,065	1,669
Prepaids and other current assets	260	310
Assets held for sale	–	350
	5,317	4,748
Financial and other assets	907	1,051
Investments in associates and joint ventures	1,071	943
Property, plant and equipment	31,050	29,045
Deferred income tax assets	160	154
Goodwill	1,121	1,087
	$39,626	$37,028

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$2,333	$2,290
Current income taxes payable	151	268
Debt	32	55
	2,516	2,613

Debt	5,487	6,314
Deferred income tax liabilities	6,331	5,579
Retirement benefit liabilities	482	552
Provisions and other liabilities	1,792	1,977
	16,608	17,035
Equity
Attributable to shareholders of the company	22,884	19,851
Attributable to non-controlling interests	134	142
	23,018	19,993
	$39,626	$37,028

68    Teck Resources Limited 2018 Fourth Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

1.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2018	2017	2018	2017

Settlement pricing adjustments	$(32)	$62	$(117)	$190
Share-based compensation	(2)	(64)	(59)	(125)
Environmental and care and maintenance costs	(16)	(118)	(31)	(186)
Social responsibility and donations	(8)	(2)	(18)	(7)
Gain (loss) on sale of assets	–	11	(3)	35
Commodity derivatives	11	(8)	(36)	12
Take or pay contract costs	(27)	(24)	(106)	(81)
Waneta Dam sale	–	–	888	(28)
Other	(8)	7	(68)	(40)
	$(82)	$(136)	$450	$(230)

2.	FINANCE INCOME AND FINANCE EXPENSE

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2018	2017	2018	2017

Finance income
Investment income	$10	$6	$33	$17
Total finance income	$10	$6	$33	$17

Finance expenses
Debt interest	$78	$88	$338	$385
Finance lease interest	6	–	24	2
Letters of credit and standby fees	18	24	65	76
Net interest expense on retirement benefit plans	1	3	6	12
Accretion on decommissioning and restoration provisions	25	22	101	81
Other	4	–	11	6
	132	137	545	562
Less capitalized borrowing costs	(64)	(92)	(293)	(333)
Total finance expense	$68	$45	$252	$229

69    Teck Resources Limited 2018 Fourth Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

3.	NON-OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2018	2017	2018	2017

Foreign exchange gains (losses)	$(7)	$(15)	$16	$5
Gain (loss) on debt prepayment options	(33)	(13)	(42)	51
Gain on sale of investments	–	3	–	9
Loss on debt repurchases	–	–	(26)	(216)
	$(40)	$(25)	$(52)	$(151)

70    Teck Resources Limited 2018 Fourth Quarter News Release